Exhibit 99.2

IM CANNABIS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

CANADIAN DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

to the Shareholders and Board of directors of

IM CANNABIS CORP. and its subsidiaries

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of IM Cannabis Corp. (the “Company”) and its subsidiaries (collectively, the "Group"), as of December 31, 2021 and 2020 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years then ended and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020 and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Basis for Opinion

These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since 2018.

Tel-Aviv, Israel
March 31, 2022

IM CANNABIS CORP.
and its subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		December 31,
	Note	2021	2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$13,903	$8,885
Restricted deposit		1	18
Trade receivables	6	16,711	5,501
Advances to suppliers		2,300	3,602
Other accounts receivable	7	14,481	689
Investments and financial instruments	5	3,129	-
Loans receivable	15e	2,708	-
Biological assets	8	1,687	78
Inventories	9	29,391	8,370

		84,311	27,143
NON-CURRENT ASSETS:
Property, plant and equipment, net	10	30,268	5,532
Investments	15c	2,429	2,341
Derivative assets		14	-
Right-of-use assets, net	12	18,162	935
Deferred tax assets, net	17	16	769
Intangible assets, net	5, 11	30,885	1,092
Goodwill	5, 11	121,303	304

		203,077	10,973

Total assets		$287,388	$38,116

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP.
and its subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		December 31,
	Note	2021	2020
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$13,989	$2,605
Bank loans	1a	9,502	-
Other accounts payable and accrued expenses	14	20,143	3,497
Accrued purchase consideration liabilities	5	6,039	-
Current maturities of operating lease liabilities	12	1,554	167

		51,227	6,269

NON-CURRENT LIABILITIES:
Warrants measured at fair value	15	6,022	16,540
Operating lease liabilities	12	17,820	823
Long-term loans		392	-
Employee benefit liabilities, net	13	391	371
Deferred tax liability	17	6,591	1,503

		31,216	19,237

Total liabilities		82,443	25,506

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	18
Share capital and premium		237,677	37,040
Treasury Stock		(660)	-
Translation reserve		2,614	1,229
Reserve from share-based payment transactions		12,348	5,829
Accumulated deficit		(50,743)	(33,001)

Total equity attributable to shareholders of the Company		201,236	11,097
Non-controlling interests		3,709	1,513

Total equity		204,945	12,610

Total equity and liabilities		$287,388	$38,116

The accompanying notes are an integral part of the consolidated financial statements.

March 31, 2022
Date of approval of the	Marc Lustig	Oren Shuster	Shai Shemesh
financial statements	Chairman of the Board	Chief Executive Officer	Chief Financial Officer

IM CANNABIS CORP.
and its subsidiaries
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME

Canadian Dollars in thousands

		Year ended December 31,
	Note	2021	2020

Revenues		$54,300	$15,890
Cost of revenues		42,418	7,081

Gross profit before fair value adjustments		11,882	8,809

Fair value adjustments:
Unrealized change in fair value of biological assets		7,210	11,781
Realized fair value adjustments on inventory sold in the year		(8,796)	(10,122)

Total fair value adjustments		(1,586)	1,659

Gross profit after fair value adjustments		10,296	10,468

General and administrative expenses		32,219	11,549
Selling and marketing expenses		8,995	3,782
Share-based compensation	18	7,471	3,382

Total operating expenses		48,685	18,713

Operating loss		(38,389)	(8,245)

Finance income	15	22,024	277
Finance expenses		(1,648)	(20,504)

Finance income (expense), net		20,376	(20,227)

Loss before income taxes		(18,013)	(28,472)
Income tax expense	17	505	262

Net Loss		(18,518)	(28,734)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) on defined benefit plans		21	(30)
Exchange differences on translation to presentation currency		858	1,144

Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods		879	1,114

Other comprehensive income that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translating financial statements of foreign operation		530	(124)

Total other comprehensive income that will be reclassified to profit or loss in subsequent periods		530	(124)

Total other comprehensive income		1,409	990

Total comprehensive loss		$(17,109)	$(27,744)

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP.
and its subsidiaries
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME

Canadian Dollars in thousands, except per share data

		Year ended December 31,
	Note	2021	2020

Net loss attributable to:
Equity holders of the Company		$(17,763)	$(28,698)
Non-controlling interests		(755)	(36)

		$(18,518)	$(28,734)

Total comprehensive income (loss) attributable to:
Equity holders of the Company		(16,357)	(27,808)
Non-controlling interests		(752)	64

		$(17,109)	$(27,744)

Net loss per share attributable to equity holders of the Company:	20
Basic		$(0.31)	$(0.74)
Diluted		$(0.66)	$(0.74)

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP.
and its subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Canadian Dollars in thousands

	Share Capital and premium	Treasury Stock	Reserve from share-based payment transactions	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2020	$25,947	$-	$2,677	$309	$(4,273)	$24,660	$1,449	$26,109

Net loss	-	-	-	-	(28,698)	(28,698)	(36)	(28,734)
Total other comprehensive income (loss)	-	-	-	920	(30)	890	100	990

Total comprehensive income (loss)	-	-	-	920	(28,728)	(27,808)	64	(27,744)

Exercise of warrants and compensation options	10,251	-	-	-	-	10,251	-	10,251
Exercise of options	834	-	(222)	-	-	612	-	612
Share-based compensation	-	-	3,382	-	-	3,382	-	3,382
Forfeited options	8	-	(8)	-	-	-	-	-

Balance as of December 31, 2020	37,040	-	5,829	1,229	(33,001)	11,097	1,513	12,610

Net loss	-	-	-	-	(17,763)	(17,763)	(755)	(18,518)
Total other comprehensive income (loss)	-	-	-	1,385	21	1,406	3	1,409

Total comprehensive income (loss)	-	-	-	1,385	(17,742)	(16,357)	(752)	(17,109)

Issuance of common shares, net of issuance costs of $3,800	195,259	-	-	-	-	195,259	2,948	198,207
Purchase of treasury common shares	-	(660)	-	-	-	(660)	-	(660)
Exercise of warrants and compensation options	4,293	-	-	-	-	4,293	-	4,293
Exercise of options	1,053	-	(920)	-	-	133	-	133
Share-based compensation	-	-	7,471	-	-	7,471	-	7,471
Forfeited options	32	-	(32)	-	-	-	-	-

Balance as of December 31, 2021	$237,677	$(660)	$12,348	$2,614	$(50,743)	$201,236	$3,709	$204,945

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP.
and its subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Year ended December 31,
	2021	2020
Cash provided from operating activities:

Net loss	$(18,518)	$(28,734)

Adjustments for non-cash items:

Unrealized gain on changes in fair value of biological assets	(7,210)	(11,781)
Fair value adjustment on sale of inventory	8,796	10,122
Fair value adjustment on Warrants, Investments, and Accounts Receivable	(21,638)	20,155
Depreciation of property, plant and equipment	3,021	690
Amortization of intangible assets	1,158	31
Depreciation of right-of-use assets	1,550	209
Impairment of goodwill	275	-
Finance income, net	1,262	72
Deferred tax benefit	278	(66)
Share-based payments expenses	7,471	3,382
Share based acquisition costs related to business combination	807	-

	(4,230)	22,814
Changes in non-cash working capital:

Increase in trade receivables, net	(6,602)	(3,534)
Increase in other accounts receivable and advances to suppliers	845	(1,029)
Decrease in biological assets, net of fair value adjustments	6,412	11,771
Increase in inventories, net of fair value adjustments	(19,707)	(12,729)
Increase in trade payables	5,573	2,135
Changes in employee benefit liabilities, net	28	59
Increase in other accounts payable and accrued expenses	2,661	1,929

	(10,790)	(1,398)

Taxes paid	(834)	(601)

Net cash used in operating activities	(34,372)	(7,919)

Cash flows from investing activities:

Purchase of property, plant and equipment	(4,578)	(2,617)
Proceeds from loans receivable	7,796	-
Purchase of intangible assets	(17)	(93)
Acquisition of subsidiaries	(12,536)	-
Investments in associates	(13)	(1,347)
Proceeds from sale of investment	319	-
Proceeds from (investment in) restricted deposits	17	(18)

Net cash used in investing activities	$(9,012)	$(4,075)

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP.
and its subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Year ended December 31,
	2021	2020
Cash provided by financing activities:

Proceeds from issuance of share capital, net of issuance costs	$28,131	$-
Proceeds from issuance of warrants measured at fair value	11,222	-
Proceeds from exercise of warrants and compensation options	3,682	6,378
Proceeds from exercise of options	133	612
Repayment of lease liability	(633)	(182)
Repayment of lease liability interest	(1,347)	(68)
Proceeds from bank loan	7,804	-
Interest paid in respect of loans	(261)	-

Net cash provided by financing activities	48,731	6,740

Effect of foreign exchange on cash and cash equivalents	(329)	213

Increase (decrease) in cash and cash equivalents	5,018	(5,041)
Cash and cash equivalents at beginning of year	8,885	13,926

Cash and cash equivalents at end of year	$13,903	$8,885

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$1,678	$107
Conversion of warrant and compensation options into common shares	$611	$3,873

Schedule A - Acquisition of TFC:

The subsidiary's assets and liabilities at date of acquisition:

Working capital (excluding cash and cash equivalents)	$9,427
Investments	319
Property, plant and equipment	15,193
Right of use assets	15,037
Lease liability	(15,037)
Intangible assets	6,458
Goodwill	67,269
Common shares issued upon the acquisition	(99,028)

$(362)

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP.
and its subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

Schedule B - Acquisition of Panaxia:

The assets and liabilities at date of acquisition:

Inventory	$19
Accrued purchase consideration liability	(126)
Investments	2,837
Property, plant and equipment	88
Intangible assets	776
Goodwill	3,240

$6,834

Schedule C - Acquisition of MYM:

The subsidiary's assets and liabilities at date of acquisition:

Working capital (excluding cash and cash equivalents)	$4,471
Loan payables	(915)
Property, plant and equipment and right of use assets	6,735
Lease liability	(873)
Deferred tax liability	(4,061)
Intangible assets	17,200
Goodwill	39,932
Common shares issued upon the acquisition	(62,620)

$(131)

Schedule D - Acquisition of Pharm Yarok:

The subsidiary's assets and liabilities at date of acquisition:

Working capital deficit (excluding cash and cash equivalents)	$(646)
Accrued purchase consideration liability	(1,332)
Property, plant and equipment	1,145
Long-term loans	(1,042)
Deferred tax liability	(224)
Intangible assets	974
Goodwill	4,294

$3,169

Schedule E - Acquisition of Vironna:

The subsidiary's assets and liabilities at date of acquisition:

Working capital (excluding cash and cash equivalents)	$44
Accrued purchase consideration liability	(1,855)
Property, plant and equipment	210
Deferred tax liability	(532)
Intangible assets	2,316
Goodwill	2,250
Non-controlling interest	(1,026)

$1,407

IM CANNABIS CORP.
and its subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

Schedule F - Acquisition of Oranim:

The subsidiary's assets and liabilities at date of acquisition:

Working capital deficit (excluding cash and cash equivalents)	$595
Accrued purchase consideration liability	(2,726)
Property, plant and equipment	389
Right of use assets	1,312
Lease liability	(1,312)
Intangible assets	2,991
Deferred tax liability	(688)
Goodwill	2,907
Non-controlling interest	(1,849)

$1,619

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Corporate information:

IM Cannabis Corp. (the "Company" or "IMCC") is listed for trading on the Canadian Securities Exchange (“CSE”) and, commencing from March 1, 2021, on NASDAQ under the ticker symbol “IMCC”. IMCC’s main office is located in Kibutz Glil-Yam, Israel.

IMCC operates in the field of medical cannabis, through Focus Medical Herbs Ltd. ("Focus"), which is licensed under the regulations of medical cannabis by the Israeli Ministry of Health ("MOH") through its Israel Medical Cannabis Agency ("IMCA") to breed, grow and supply medical cannabis product in Israel and all of its operations are performed pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the "Dangerous Drugs Ordinance"), and the related regulations issued by IMCA. During 2021 IMCC entered to the retail market using pharmacies selling medical cannabis and other pharma products.

In Europe, IMCC operates through Adjupharm, a German-based subsidiary acquired by IMC Holdings on March 15, 2019. Adjupharm is an EU-GMP certified medical cannabis producer and distributor with wholesale, narcotics handling, manufacturing, procurement, storage and distribution licenses granted by German regulatory authorities that allow for import/export capability with requisite permits.

In Canada, IMCC operates through Trichome JWC Acquisition Corp. (“TJAC”) d/b/a JWC and MYM, both Canadian federally licensed producer of cannabis products in the adult-use recreational cannabis market in Canada.

The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

The Company, its subsidiaries and Focus (collectively: the "Group"), operate in geographical reporting segments (note 23). The majority of the Group’s revenues are generated from sales of medical cannabis products to customers in Israel and recreational cannabis in Canada. The remaining revenues are generated from sales of medical cannabis, as well as other products, to customers in Germany.

COVID-19:

Since March 31, 2020, the outbreak of the novel strain of coronavirus ("COVID-19") and the ongoing pandemic, has resulted in governments worldwide enacting various emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, closing of non-essential businesses and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The Group has taken proactive measures to protect the health and safety of its employees in order to continue delivering high quality medical cannabis products to its patients and to maintain its financial health, including postponed planned investments in certain jurisdictions until global economic risks subside.

To date, the Group’s cannabis operations, results and financial position have not been materially impacted by COVID-19 related issues. Apart for temporary delays in Canada, the Group has not experienced material disruptions in its labor inputs and cultivation and processing activities, there have been no indicators of material issues to the Group’s supply chain, and on the consumer side, product demand has remained stable and medical cannabis has been declared an essential service across Israel, Germany and Canada, as such, the Group's overall distribution remains relatively unimpacted.

While the precise impact of the COVID-19 outbreak on the Group remains unknown, the rapid spread of COVID-19 and declaration of the outbreak as a global pandemic have resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which are having direct impacts on businesses in Canada, Israel, Germany and elsewhere in the world. Such additional precautionary measures could also impact the Group’s business. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Group relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Group.

Liquidity and capital resources:

On May 10, 2021, the Company completed an overnight marketed offering (the “Offering”) of 6,086,956 Common Shares (each an “Offered Share”) at a price of US$5.75 per Offered Share for aggregate gross proceeds of approximately US$35 million (approximately $42,502) (see Note 15d).

As of December 31, 2021, the Company's cash position (cash and cash equivalents) totaled $13,903 and the Company's working capital (current assets less current liabilities) amounted to $33,084. In the year ended December 31, 2021, the Company had an operating loss of ($38,389) and negative cash flows from operating activities of ($34,372). The Company’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including a cost saving plan. The Company is planning to finance its operations from its existing and future working capital resources and to continue to evaluate additional sources of capital and financing. However, there is no assurance that additional capital and or financing will be available to the Company, and even if available, whether it will be on terms acceptable to the Company or in amounts required. Accordingly, the Company’s board of directors approved a cost saving plan, to be implemented if needed, in whole or in part, at its discretion, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consist of cost reduction due to efficiencies and synergies, which include mainly the following steps: reduction in payroll and headcount, reduction in compensation paid to key management personnel, operational efficiencies and reduced capital expenditures. The Company and the board of directors believe that its existing financial resources and its operating plans, including the effects of the costs saving plan, will be adequate to satisfy its expected liquidity requirements for a period of at least twelve months from the end of the reporting period.

During the year, TJAC and certain MYM subsidiaries entered into a revolving credit facility (the “Facility”) with a private Canadian creditor. The Facility is guaranteed by Trichome Financial Corp. Advances from the Facility is used for working capital needs.
The Facility has a total commitment of up to $10,000 and has a one-year term, renewable upon mutual agreement by the parties on May 14, 2022 for up to two additional periods of 180 days. The borrowing base available for draw at any time throughout the Facility is a function of the trade receivable and inventory balances at the time of drawdown. The Facility bears interest at the higher of 9.75% and the Toronto Dominion Bank Prime Rate plus 7.30% per annum. The balance as at December 31, 2021 was $8,582.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

In January 2022, Focus entered into a Revolving Credit Facility with Bank Mizrahi (the “Mizrahi Facility”). The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs.

The Mizrahi Facility has a total commitment of up to NIS 15,000 thousand (approximately $6,000) and has a one-year term for on-going needs and 6 months term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis. The Mizrahi Facility bears interest of Israeli Prime interest plus 1.5% (approximately 3.3%) per annum.

b.	Strategic developments:

1.
On April 2, 2019, IMC undertook a restructuring process (the "IMC Restructuring") to divest its holdings in Focus, I.M.C Pharma Ltd and I.M.C.C. Ltd. (the "Licensed Entities") and sold its interest to the two Principal Shareholders of the Company. In the process, IMC restructured its connection to the Government Issued License, from Direct Ownership to a Business Agreement relationship, according to which IMC will still gain most of the economic values generated from the License, without directly owning it. Furthermore, IMC has the option to buy back the ownership of the license from the two Principal Shareholders. The restructuring process was subject to the prior approval of the Ministry of Health (the "MOH") and became effective on June 24, 2019.

Following the IMC Restructuring of the Licensed Entities, the Company does not currently hold, directly or indirectly, any licenses to engage in the cultivation, production, processing, distribution or sale of medical cannabis in Israel.

Subsequent to the IMC Restructuring, according to accounting criteria in IFRS 10, the Company is still viewed as effectively exercising control over Focus, and therefore, the accounts of Focus continue to be consolidated with those of the Company.

2.
On March 8, 2021, the Company announced that Focus signed a multi-year supply agreement with GTEC Holdings Ltd. (“GTEC”), a Canadian licensed producer of handcrafted and high-quality cannabis (the “GTEC Agreement”). According to the GTEC Agreement, Focus will import GTEC’s high-THC medical cannabis inflorescence into Israel to be sold under the IMC brand. With the arrival of these commercial shipments, the Company will launch a new category of imported premium indoor medical cannabis products under its well-established brand.

The first import of the Canadian-grown high-THC strains from GTEC’s subsidiary, Grey Bruce Farms Incorporated (“GBF”), arrived during September 2021. According to the GTEC Agreement, Focus will purchase a minimum quantity of 500kg of high-THC medical cannabis inflorescence from GBF and will be the exclusive recipient of GTEC cannabis products in the Israeli market for a period of 12 months from the date that the first shipment of GTEC products arrives in Israel (the “Exclusive Term”). The Exclusive Term can be extended under the terms of the GTEC Agreement by an additional 6 months.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

3.
On March 12, 2021, the Company filed a preliminary short form base shelf prospectus (the “Preliminary Shelf Prospectus”) with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada (the “Securities Commissions”), and on March 15, 2021, the Company filed a corresponding shelf registration statement on Form F-10 with the SEC, under the Multijurisdictional Disclosure System (“MJDS”) established between Canada and the United States.

On March 31, 2021, in connection with the Preliminary Shelf Prospectus, the Company filed a final short form base shelf prospectus (the “Final Shelf Prospectus”) with the Securities Commissions and a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the SEC. The Final Shelf Prospectus and the Registration Statement enable the Company to offer up to US$250 million (or its equivalent in other currencies) of Common Shares, warrants, subscription receipts, debt securities, units (collectively, the “Qualified Securities”), or any combination of such Qualified Securities from time to time, during the 25-month period that the Final Shelf Prospectus is effective. The specific terms of any offering under the Final Shelf Prospectus and the intended use of the net proceeds will be established in a prospectus supplement, which will be filed with the Securities Commissions and the SEC in connection with any such offering.

4.
On March 12, 2021, Adjupharm entered into a supply agreement with Northern Green Canada Inc. (“NGC”) (the “NGC Supply Agreement”). Under the terms of the NGC Supply Agreement, NGC will provide Adjupharm with three new strains of medical cannabis products, to be distributed under the IMC brand to German pharmacies pursuant to Adjupharm’s distribution agreements with its German distribution partners. Shipments from NGC commenced in October 2021.

5.
On March 18, 2021, the Company acquired all of Trichome Financial Corp.’s ("Trichome" or "TFC") issued and outstanding shares (the “Trichome Shares”). Pursuant to the terms of the Trichome Transaction, former holders of Trichome Shares and former holders of Trichome convertible instruments (the “Trichome Securityholders”) received 0.24525 of a Common Share for each Trichome Share held and each in-the-money convertible instrument of Trichome. As a result of the Trichome Transaction, a total of 10,104,901 Common Shares were issued to the Trichome Securityholders. In addition, 100,916 Common Shares were issued to financial advisors for advisory fees in connection with the Trichome Transaction.

6.
On March 29, 2021, Adjupharm entered into a supply agreement with MediPharm Labs Corp. (“MediPharm Labs”) for certain medical cannabis extract products to be delivered by MediPharm Labs over an initial two-year term with an automatic two-year extension period. Shipments from MediPharm Labs commenced in October 2021.

7.
On March 30, 2021, Zur Rose Pharma GmbH (“Zur Rose”) and the Company entered into a termination settlement agreement in connection with the sales agreements announced in July 2020 according to Zur Rose's request, and under which Adjupharm received a termination fee. According to the termination agreement, no inventory will be transferred from Zur Rose to Adjupharm or vice versa.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

8.
During March 2021, Adjupharm entered into two supply agreements with supply partners in China, under which Adjupharm bought COVID-19 rapid antigen test kits. Concurrently, Adjupharm entered into several resale agreements with reseller partners in Germany, under which Adjupharm sold the COVID-19 antigen test kits to pharmacies and retailers in Germany.

9.
On April 30, 2021, the Company announced that its wholly-owned Israeli subsidiary, IMC Holdings, signed a definitive agreement (the “Panaxia Agreement”) with Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd. (collectively “Panaxia”) (the “Panaxia Transaction”). Pursuant to the Panaxia Agreement, IMC Holdings will acquire Panaxia’s trading house license and in-house pharmacy activities, certain distribution assets and an option to purchase a pharmacy with licenses to sell medical cannabis to patients, for an aggregate purchase price of NIS 18.7 million (approximately $7,000), comprised of NIS 7.6 million (approximately $2,800) in cash and NIS 11.1 million (approximately $4,200) in Common Shares (the “Panaxia Consideration Shares”). As of December 31, 2021, all of the cash consideration was paid and all of the common shares consideration were issued.

Panaxia Transaction will be finalized in two stages, with an option of a third stage. Upon the initial closing, on May 30, 2021, all online-related activities and intellectual property will be transferred to IMC Holdings. The second stage requires that Panaxia will transfer its IMC-GDP license, which allows the holder to store and distribute medical cannabis in Israel, to IMC Holdings or its subsidiary (the “Panaxia IMC-GDP License”). The second stage was subject to MOH approval, which granted its approval subsequent to December 31, 2021, on February 15, 2022. Panaxia Transaction includes an option to acquire Panaxia’s pharmacy (the “Panaxia Option”), including licenses to dispense and sell products to cannabis patients (the “Panaxia Pharmacy Licenses”) for additional payment in the amount equal to the medical cannabis inventory of the pharmacy at the time of exercise. The option was exercised on February 1, 2022.

The Panaxia Agreement provides the Company with the power to unilaterally make all decisions regarding the financial and operating policies of all of the abovementioned acquired assets and activities and the rights to obtain all economic benefits from those assets and activities. Accordingly, the Company has concluded that it exercises control over the acquired assets and activities as of the date of the definitive agreement, which is the date from which the assets are included in these consolidated financial statements.

10.
On July 9, 2021, the Company acquired all the issued and outstanding shares of MYM Nutraceuticals Inc. and closed the MYM transaction (the “MYM Transaction“). The Company acquired MYM's licensed producer subsidiary Highland Grow Inc., pursuant to a plan of arrangement to be completed under the Business Corporations Act in British Columbia. MYM operates two licensed, craft cultivation facilities in Canada; SublimeCulture Inc. in Laval, Quebec, and Highland Grow Inc., in Antigonish, Nova Scotia. MYM’s flagship brand, Highland, is an ultra-premium brand sold in most provinces throughout Canada. Under the terms of the MYM Transaction, the shareholders of MYM will receive 0.022 Common Shares of IMCC for each common share of MYM. As a result of the MYM transaction, a total of 10,073,437 Common shares were issued to the MYM former shareholders (including 49,802 Common Shares issued to a financial advisor of MYM).

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

11.
On July 28, 2021, IMC Holdings entered into a definitive agreement to acquire all of the issued and outstanding share of R.A. Yarok Pharm Ltd., Rosen High Way Ltd. and High Way Shinua Ltd. (collectively "Pharm Yarok Group"). The aggregate consideration for the Pharm Yarok Group acquisition is NIS 11,900 thousand (approximately $4,600), of which NIS 3,500 thousand (approximately $1,300) shall be in the form of issuance of Common Shares of the Company at closing to the former shareholders. The closing of the Pharm Yarok Group acquisition is conditional upon receipt of all requisite approvals, including from the MOH, which granted its approval subsequent to December 31, 2021, on February 15, 2022. As of December 31, 2021, the Company has not transferred the Common Share consideration. Pharm Yarok Group is a leading medical cannabis pharmacy and trading company located in central Israel, Rosen High Way, a trade and distribution center providing medical cannabis storage, distribution services and logistics solutions for cannabis companies and pharmacies in Israel and High Way Shinua, an applicant for a medical cannabis transportation license from the IMCA, the receipt of which would permit High Way Shinua to transport large quantities of medical cannabis to and from Pharm Yarok’s pharmacy and Rosen High Way’s distribution center and to and from third parties in the medical cannabis sector, including medical cannabis growing facilities, pharmacies, manufacturers and distribution centers across Israel.

The definitive agreement provides the Company with the power to unilaterally make all decisions regarding the financial and operating policies of the Pharm Yarok Group and the rights to obtain all related economic benefits. Accordingly, the Company has concluded that it exercises control over the Pharm Yarok Group as of the date of the definitive agreement, which is the date from which the accounts of the Pharm Yarok Group are included in these consolidated financial statements.

12.
On August 16, 2021, IMC Holdings signed a definitive agreement to acquire 51% of the outstanding ordinary shares of Revoly Trading and Marketing Ltd. ("Vironna") for a total consideration of NIS 8,500 thousand (approximately $3,300), of which NIS 5,000 thousand (approximately $1,950) in cash and NIS 3,500 thousand (approximately $1,350) is in Common Shares of the Company to be issued at closing of Vironna transaction. The closing is conditional upon receipt of all requisite approvals, including from the MOH, which granted its approval subsequent to December 31, 2021, on February 15, 2022. As of December 31, 2021, the Company paid a consideration amounted to NIS 3,750 (approximately 1,400) to the former shareholders of Virrona. Vironna is a leading pharmacy licensed to dispense and sell medical cannabis to licensed medical cannabis patients, located in central Israel.

As of December 31, 2021 the Company paid a consideration amounted to NIS 3,750 (approximately $1,400) to the former shareholders of Vironna.

The definitive agreement provides the Company with the power to unilaterally make all decisions regarding the financial and operating policies of Vironna and the rights to obtain all related economic benefits. Accordingly, the Company has concluded that it exercises control over Vironna as of the date of the definitive agreement, which is the date from which the accounts of Vironna are included in these consolidated financial statements.

13.
On December 1, 2021, IMC Holdings signed a definitive agreement to acquire 51% of the rights in Oranim Pharm, one of the largest pharmacies selling medical cannabis in Israel and the largest pharmacy selling medical cannabis in the Jerusalem area, by acquiring 51.3% of the outstanding shares of Oranim Plus, which holds 99.5% of the rights in Oranim Pharm (the “Oranim Transaction”).

The Oranim Transaction closed on March 28, 2022, upon receipt of all requisite approvals, including the approval of the MOH, for an aggregate consideration of NIS 11,940 (approximately $4,900), consisting of NIS 5,202 (approximately $2,104) paid in cash upon signing, NIS 5,202 (approximately $2,104) which will be paid in cash on the first quarter of 2023 and NIS 1,536 (approximately $630) paid in 251,001 Common Shares on March 30, 2022. The number of Oranim Consideration Shares issuable was calculated based on the average closing price of the IM Cannabis’s common shares on the NASDAQ over the 14 trading day period immediately preceding closing of the Oranim Transaction.

The definitive agreement provides the Company with the power to unilaterally make all decisions regarding the financial and operating policies of Oranim and the rights to obtain all related economic benefits. Accordingly, the Company has concluded that it exercises control over Oranim as of the date of the definitive agreement, which is the date from which the accounts of Oranim are included in these consolidated financial statements.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

c.	Approval of consolidated financial statements:

These consolidated financial statements of the Group were authorized for issue by the board of directors on March 31, 2022.

d.	Definitions:

In these financial statements:

The Company, or IMCC	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries and Focus

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

NIS	-	New Israeli Shekel

USD or US$	-	United States Dollar

EURO or €	-	Euro

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation:

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

The Group's financial statements have been prepared on a cost basis, except for:

-	Financial instruments which are presented at fair value through profit or loss.
-	Biological assets which are presented at fair value less cost to sell up to the point of harvest.

The Group has elected to present the profit or loss items using the function of expense method.

b.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2021, and 2020, major subsidiaries over which the Company has control, directly or indirectly, include:

Subsidiaries	Percentage ownership
	2021	2020

I.M.C. Holdings Ltd (”IMC”)	100%	100%
Focus Medical Herbs Ltd. ("Focus") *)	74%	74%
I.M.C Farms Israel Ltd. ("IMC Farms")	100%	100%
I.M.C Ventures Ltd. ("IMC Ventures")	75%	75%
I.M.C - International Medical Cannabis Portugal Unipessoal Lda	100%	100%
Adjupharm GmbH (“Adjupharm”)	90.02%	92.5%
R.A. Yarok Pharm Ltd. (“Pharm Yarok”)	100%	-
Rosen High Way Ltd. (“Rosen High Way”)	100%	-
High Way Shinua Ltd. (“HW Shinua”)	100%	-
Revoly Trading and Marketing Ltd. (“Vironna”)	51%	-
Oranim Plus Pharm LTD.	51.3%	-
Oranim Pharm	51%	-
Trichome Financial Corp. (“Trichome”)	100%	-
Trichome Financial Cannabis GP Inc.	100%	-
Trichome Financial Cannabis Manager Inc.	100%	-
Trichome Asset Funding Corp.	100%	-
Trichome JWC Acquisition Corp. (“TJAC”)	100%	-
Trichome Retail Corp.	100%	-
MYM Nutraceuticals Inc. (“MYM”)	100%	-
SublimeCulture Inc.	100%	-
CannaCanada Inc.	100%	-
MYM International Brands Inc.	100%	-
Highland Grow Inc.	100%	-

*) See also Note 1b(1)

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The disposal of a subsidiary that does not result in a loss of control is recognized as a change in equity. Upon the disposal of a subsidiary resulting in loss of control, the Company:

-	Derecognizes the subsidiary's assets (including goodwill) and liabilities.
-	Derecognizes the carrying amount of non-controlling interests.
-	Derecognizes the adjustments arising from translating financial statements carried to equity.
-	Recognizes the fair value of the consideration received.
-	Recognizes the fair value of any remaining investment.
-
Reclassifies the components previously recognized in other comprehensive income (loss) on the same basis as would be required if the subsidiary had directly disposed of the related assets or liabilities.

-	Recognizes any resulting difference (surplus or deficit) as gain or loss.

c.	Business combinations and goodwill:

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, the Company chooses whether to measure the non-controlling interests in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree's net identifiable assets.

Direct acquisition costs are carried to the statement of profit or loss as incurred.

In a business combination achieved in stages, equity interests in the acquiree that had been held by the acquirer prior to obtaining control are measured at the acquisition date fair value while recognizing a gain or loss resulting from the revaluation of the prior investment on the date of achieving control.

Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IFRS 9. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. If the contingent consideration is classified as an equity instrument, it is measured at fair value on the acquisition date without subsequent remeasurement.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Functional currency, presentation currency and foreign currency:

1.	Functional currency and presentation currency:

The functional currency of the Company is the Canadian dollar ("CAD"). The Group determines the functional currency of each Group entity.

Assets, including fair value adjustments upon acquisition, and liabilities of an investee which is a foreign operation, and of each Group entity for which the functional currency is not the presentation currency are translated at the closing rate at each reporting date. Profit or loss items are translated at average exchange rates for all periods presented. The resulting translation differences are recognized in other comprehensive income (loss).

Upon the full or partial disposal of a foreign operation resulting in loss of control in the foreign operation, the cumulative gain (loss) from the foreign operation which had been recognized in other comprehensive income is transferred to profit or loss. Upon the partial disposal of a foreign operation which results in the retention of control in the subsidiary, the relative portion of the amount recognized in other comprehensive income is reattributed to non-controlling interests.

2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences, other than those capitalized to qualifying assets or accounted for as hedging transactions in equity, are recognized in profit or loss.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

e.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Group's cash management.

f.	Short-term deposits:

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit.

g.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

h.	Biological assets:

The Group’s biological assets consist of cannabis plants.

The Group capitalizes the direct and indirect costs incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest. The direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2, Inventories. These costs include the direct cost of planting and growing materials as well as other indirect costs such as utilities and supplies used in the cultivation process.

Indirect labor for individuals involved in the cultivation and quality control process is also included, as well as depreciation on growing equipment and overhead costs such as rent to the extent it is associated with the growing space. All direct and indirect costs of biological assets are capitalized as they are incurred, and they are all subsequently recorded within the line item cost of revenues on the Group’s statements of profit or loss and other comprehensive income in the period that the related product is sold.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group then measures the biological assets at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of inventories after harvest. The fair value is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred (e.g., post-harvest costs). The net unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the gross profit for the related period and are recorded in a separate line on the face of the Group’s statements of profit or loss and other comprehensive income.

Determination of the fair values of the biological assets requires the Group to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the cannabis up to the point of harvest, costs to convert the harvested cannabis to finished goods, sales price, risk of loss, expected future yields from the cannabis plants and estimating values during the growth cycle.

The Group accretes fair value on a straight-line basis according to stage of growth (e.g., a cannabis plant that is 50% through its growing cycle would be ascribed approximately 50% of its harvest date expected fair value, subject to wastage adjustments).

The fair value of biological assets is categorized within Level 3 of the fair value hierarchy. For the inputs and assumptions used in determining the fair value of biological assets, see Note 8.

The Group’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

i.	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs necessary to make the sale. The Group reviews inventory for obsolete, redundant and slow-moving goods and any such inventory are written-down to net realizable value.

Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value.

The direct and indirect costs of inventory initially include the fair value of the biological asset at the time of harvest. They also include subsequent costs such as materials, labor and depreciation expense on equipment involved in packaging, labeling and inspection.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

All direct and indirect costs related to inventory are capitalized as they are incurred, and they are subsequently recorded within cost of revenues on the Group’s statements of profit or loss and other comprehensive income at the time cannabis is sold, except for realized fair value amounts included in inventory sold which are recorded as a separate line item on the face of the statements of profit or loss and other comprehensive income.

The Group must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged.

j.	Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that are used in connection with plant and equipment.

A part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately using the component method.

Depreciation of property, plant and equipment is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgement and calculated on a straight-line basis over the useful lives of the assets at annual rates as follows:

	%	Mainly %

Buildings	3	3
Greenhouse production equipment	7 - 33	20
Greenhouse structure	12.5	12.5
Motor vehicles	15-33	33
Computer, software and equipment	20 - 50	33
Leasehold improvements	See below	See below

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Impairment of non-financial assets:

The Group evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

The following criteria are applied in assessing impairment of these specific assets:

Goodwill in respect of subsidiaries:

The Company reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. The Company identified the operations and Israel, Canada and Europe as three separate cash-generating units.

An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods. During the year ended December 31, 2021, the Company recorded goodwill impairment in the amount of $275 with respect to the cash generating unit in Germany.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Revenue recognition:

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

In determining the amount of revenue from contracts with customers, the Group evaluates whether it is a principal or an agent in the arrangement. The Group is a principal when the Group controls the promised goods or services before transferring them to the customer. In these circumstances, the Group recognizes revenue for the gross amount of the consideration. When the Group is an agent, it recognizes revenue for the net amount of the consideration, after deducting the amount due to the principal.

Revenue from the sale of goods:

Revenue from the sale of cannabis products is generally recognized at a point in time when control over the goods have been transferred to the customer. Payment is typically due prior to or upon delivery and revenue is recognized upon the satisfaction of the performance obligation. The Group satisfies its performance obligation and transfers control upon delivery and acceptance by the customer.

Variable consideration:

The Group determines the transaction price separately for each contract with a customer. When exercising this judgment, the Group evaluates the effect of each variable amount in the contract, taking into consideration discounts, penalties, variations, claims, and non-cash consideration. In determining the effect of the variable consideration, the Group normally uses the "most likely amount" method described in the Standard. Pursuant to this method, the amount of the consideration is determined as the single most likely amount in the range of possible consideration amounts in the contract. According to the Standard, variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Bill-and-hold arrangements:

Due to strict regulations of storage and handling large quantities of cannabis products, the Group's customer may request the Group to retain physical possession of a sold product until it is delivered to the customer at a future point in time. Revenue from bill-and-hold sales is recognized before the product is physically delivered to the customer when all of the following criteria are met:

a) The reason for the bill-and-hold arrangement is substantive (for example, the customer has requested the arrangement);
b) The product is identified separately as belonging to the customer;
c) The product currently is ready for physical delivery to the customer;
d) The Group does not have the ability to use the product by selling it or delivering it to another customer.

m.	Leases:

The Group accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

For leases in which the Group is the lessee, the Group recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Group has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Group has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Group's incremental borrowing rate. After the commencement date, the Group measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and amortized over the shorter of its useful life and the lease term. The periods of amortization are: Land and buildings – 5-12 years; Motor vehicles – 3 years.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Variable lease payments that depend on an index:

On the commencement date, the Group uses the index rate prevailing on the commencement date to calculate the future lease payments.

For leases in which the Group is the lessee, the aggregate changes in future lease payments resulting from a change in the index are discounted (without a change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset, only when there is a change in the cash flows resulting from the change in the index (that is, when the adjustment to the lease payments takes effect).

Lease extension and termination options:

A non-cancelable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Group remeasures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

n.	Research and development expenditures:

Research expenditures are recognized in profit or loss when incurred.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Financial instruments:

The Group apply the provisions of IFRS 9, "Financial Instruments".

1.	Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Group classifies and measures debt instruments in the financial statements based on the following criteria:

-	The Group’s business model for managing financial assets; and
-	The contractual cash flow terms of the financial asset.

Debt instruments are measured at amortized cost when:

The Group’s business model is to hold the financial assets in order to collect their contractual cash flows, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. After initial recognition, the instruments in this category are measured according to their terms at amortized cost using the effective interest rate method, less any provision for impairment.

Debt instruments are measured at fair value through profit or loss when:

A financial asset which is a debt instrument does not meet the criteria for measurement at amortized cost or at fair value through other comprehensive income. After initial recognition, the financial asset is measured at fair value and gains or losses from fair value adjustments are recognized in profit or loss.

Equity instruments:

Investments in equity instruments do not meet the above criteria and accordingly are measured at fair value through profit or loss. Dividends from investments in equity instruments are recognized in profit or loss when the right to receive the dividends is established.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Impairment of financial assets:

The Group evaluates at the end of each reporting period the loss allowance for financial debt instruments measured at amortized cost. The Group has short-term financial assets, principally trade receivables, in respect of which the Group applies a simplified approach and measures the loss allowance in an amount equal to the lifetime expected credit losses. The impairment loss, if any, is recognized in profit or loss with a corresponding allowance that is offset from the carrying amount of the assets.

Derecognition of financial assets:

A financial asset is derecognized only when:

-	The contractual rights to the cash flows from the financial asset has expired; or
-
The Group has transferred substantially all the risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

-
The Group has retained its contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.

2.	Financial liabilities:

Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability.

After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest rate method, except for financial liabilities at fair value through profit or loss.

Financial liabilities measured at fair value through profit or loss:

At initial recognition, the Group measures financial liabilities that are not measured at amortized cost at fair value. Transaction costs incurred at initial recognition are recognized in profit or loss.

After initial recognition, changes in fair value are recognized in profit or loss.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Derecognition of financial liabilities:

A financial liability is derecognized only when it is extinguished, that is when the obligation specified in the contract is discharged or cancelled or expires. A financial liability is extinguished when the debtor discharges the liability by paying in cash, other financial assets, goods or services; or is legally released from the liability.

3.	Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received (before issue expenses) to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

p.	Employee benefit liabilities:

The Group has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered.

A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Group has defined contribution plans pursuant to section 14 to the Israeli Severance Pay Law under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee's services.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group also operates a defined benefit plan in respect of severance pay pursuant to the Israeli Severance Pay Law. According to the Severance Pay Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employment is measured using the projected unit credit method. The actuarial assumptions include expected salary increases and rates of employee turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds that are linked to the Consumer Price Index with a term that is consistent with the estimated term of the severance pay obligation.

In respect of its severance pay obligation to certain of its employees, the Group makes current deposits in pension funds and insurance companies (the "plan assets"). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group’s own creditors and cannot be returned directly to the Group.

The liability for employee benefits shown in the statement of financial position reflects the present value of the defined benefit obligation less the fair value of the plan assets.

Remeasurements of the net liability are recognized in other comprehensive income in the period in which they occur.

q.	Share-based payment transactions:

The Group's employees and service providers are entitled to remuneration in the form of equity-settled share-based payments.

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model.

As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award (the "vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Provisions:

A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects part or all of the expense to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense is recognized in the statement of profit or loss net of any reimbursement.

s.	Taxes on income:

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized, or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Earnings per share:

Earnings per share are calculated by dividing the net income attributable to equity holders of the Group by the weighted number of Common Shares outstanding during the period.

Potential Common Shares are included in the computation of diluted earnings per share when their conversion decreases earnings per share from continuing operations. Potential Common Shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share. The Company's share of earnings of investees is included based on its share of earnings per share of the investees multiplied by the number of shares held by the Company.

u.	Intangible assets:

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

The Company acquired brand with indefinite life. The Company believes that it will use the asset perpetually, with no intention of discontinuing the brand in the future. Intangible assets with indefinite useful lives are not systematically amortized and are tested for impairment annually or whenever there is an indication that the intangible asset may be impaired. The useful life of these assets is reviewed annually to determine whether their indefinite life assessment continues to be supportable. If the events and circumstances do not continue to support the assessment, the change in the useful life assessment from indefinite to finite is accounted for prospectively as a change in accounting estimate and on that date the asset is tested for impairment. Commencing from that date, the asset is amortized systematically over its useful life.

Intangible assets with a finite useful life are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

Amortization is calculated on a straight-line basis over the useful life of the assets as follows:

Years

Cultivations and processing license	6-19
Customer relationships	5-19
Brand	9 - indefinite
Other intangibles	3-9

v.	Government grants:

A government grant is recorded as a reduction of expenses or the cost of a related asset when there is reasonable assurance that the entity will comply with the relevant conditions and the grant will be received. When a government grant is for the purchase of an asset, the cost of the asset is reduced by the value of the grant on acquisition if all conditions for the grant are met and it is reasonably certain to be received, resulting in a reduction of depreciation expense over the useful life of the asset in the statement of profit and loss.

w.	Treasury shares:

Company shares held by the Company and/or subsidiaries are recognized at cost of purchase and presented as a deduction from equity. Any gain or loss arising from a purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

x.	Operating segments:

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"), who is responsible for allocating resources and assessing performance of the operating segments. The Company's Chief Executive Officer is the CODM. The Company has determined that it operates in three operating segments (see Note 23).

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

a.	Judgments:

-	Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

-	Discount rate for a lease liability:

When the Group is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, the Group uses an incremental borrowing rate. That rate represents the rate of interest that the Group would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When there are no financing transactions that can serve as a basis, the Group determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract's conditions and restrictions. In certain situations, the Group is assisted by an external valuation expert in determining the incremental borrowing rate.

b.	Estimates and assumptions:

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-	Assessment of going concern:

The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Group will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

In arriving at this determination, the Group has undertaken a thorough review of the Group’s cash flow forecast and potential liquidity risks. Cash flow projections have been prepared which show that the Group’s operations will be cash generative during the period of at least 12 months from the date of approval of the consolidated financial statements.

-	Biological assets and inventory:

In calculating the value of the biological assets and inventory, management is required to make several estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, average or expected selling prices and list prices, expected yields for the cannabis plants, and oil conversion factors. The valuation of work-in-process and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount for the inventory. The Group must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged. See Note 9 for further information.

-	Legal claims:

In estimating the likelihood of legal claims filed against the Group entities, the Group management rely on the opinion of its legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims may be determined in courts, the results could differ from these estimates.

-	Deferred tax assets:

Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

-	Impairment of goodwill:

The Group reviews goodwill for impairment at least once a year. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows.

-	Determining the fair value of an unquoted financial assets and liabilities:

The fair value of unquoted financial assets in Level 3 of the fair value hierarchy is determined using valuation techniques, generally using future cash flows discounted at current rates applicable for items with similar terms and risk characteristics. Changes in estimated future cash flows and estimated discount rates, after consideration of risks such as liquidity risk, credit risk and volatility, are liable to affect the fair value of these assets.

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

a. Amendment to IAS 1, "Presentation of Financial Statements":

In January 2020, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" ("the Amendment") regarding the criteria for determining the classification of liabilities as current or non-current.

The Amendment includes the following clarifications:

•	What is meant by a right to defer settlement;
•	That a right to defer must exist at the end of the reporting period;
•	That classification is unaffected by the likelihood that an entity will exercise its deferral right;
•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

The Amendment is effective for annual periods beginning on or after January 1, 2023 and must be applied retrospectively.

The Group is evaluating the possible impact of the Amendment on its current loan agreements.

b. Amendments to IFRS 3, "Business Combinations":

In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations – Reference to the Conceptual Framework which are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements with a reference to the Conceptual Framework for Financial Reporting, that was issued in March 2018, without significantly changing its requirements.

The IASB added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately

According to the exception, liabilities and contingent liabilities within the scope of IAS 37 or IFRIC 21 will be recognized on the acquisition date according to the criteria in IAS 37 or IFRIC 21 and not according to the Conceptual Framework.

The Amendments also clarify that contingent assets do not qualify for recognition at the acquisition date.

The Amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively.

c. Amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors":

In February 2021, the IASB issued an amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors" ("the Amendment"), in which it introduces a new definition of "accounting estimates".

Accounting estimates are defined as "monetary amounts in financial statements that are subject to measurement uncertainty". The Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

The Amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Early application is permitted.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

The Group is evaluating the effects of the Amendment on its financial statements.

d. Amendment to IAS 12, "Income Taxes":

In May 2021, the IASB issued an amendment to IAS 12, "Income Taxes" ("IAS 12"), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 ("the Amendment").

According to the recognition guidelines of deferred tax assets and liabilities, IAS 12 excludes recognition of deferred tax assets and liabilities in respect of certain temporary differences arising from the initial recognition of certain transactions. This exception is referred to as the "initial recognition exception". The Amendment narrows the scope of the initial recognition exception and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from transactions that are not a business combination and that give rise to equal taxable and deductible temporary differences, even if they meet the other criteria of the initial recognition exception.

The Amendment applies for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. In relation to leases and decommissioning obligations, the Amendment is to be applied commencing from the earliest reporting period presented in the financial statements in which the Amendment is initially applied. The cumulative effect of the initial application of the Amendment should be recognized as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The Group estimates that the initial application of the Amendment is not expected to have a material impact on its financial statements.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS

Trichome Financial Corp.

On March 18, 2021, the Company acquired Trichome Financial Corp. (“Trichome” or "TFC"), a Canadian adult-use recreational cannabis producer (the "Trichome Transaction").

The Trichome Transaction was completed pursuant to the terms and subject to the conditions of arrangement agreement dated December 30, 2020 (the "Arrangement Agreement"), whereby the Company agreed to acquire all of the issued and outstanding Trichome Shares under a statutory plan of arrangement under the Business Corporations Act (Ontario) ("OBCA").

In accordance with the terms of the Arrangement Agreement, former holders of Trichome Shares received 0.24525 IMC Common Shares for each Trichome Share previously held (the “Exchange Ratio”) and former holders of Trichome in-the-money convertible instruments received a net payment of IMC Shares based on the Exchange Ratio (the “Consideration”).

Upon completion of the Trichome Transaction, the total Consideration paid to former holders of Trichome Shares and in-the-money convertible instruments equaled to the issuance of 10,104,901 Common Shares, valued at approximately $99,028 at the market price per share of $9.8 on the date of the acquisition. The results of operations of Trichome were consolidated in the Company's consolidated financial statements commencing on the date of acquisition.

The Group recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a valuation study prepared by management with the assistance of an external valuation specialist.

Upon acquisition, other payables of Trichome include approximately $8,131 to settle withholding tax liabilities to Canada Revenue Agency (“CRA”), with a corresponding indemnification asset comprised of 927,463 IMCC’s Common Shares withheld to cover the tax liabilities (the "Purchaser Balance Shares"). In addition, in connection with the Trichome Transaction, certain directors and officers of Trichome and TJAC, one of which is currently serving as chairman of the board of directors of the Company, agreed to indemnify and hold harmless the Company, Trichome, and TJAC against 75% of the withholding tax liabilities to CRA. Each indemnifying director or officer agreed to indemnify for: (a) 75% of such liability that is on account of such director or officer’s personal Canadian income tax liability, plus (b) jointly and severally indemnify 75% of any liability for penalties and interest in connection with the withholding tax liabilities to CRA (other than penalties and interest included in (a)).

In addition, subsequent to the reporting period, on January 6, 2022, the Company and certain former Trichome directors, one of which is currently serving as chairman of the Company's board of directors, signed an amendment to the tax indemnification agreement, and agreed to indemnify and hold harmless the Company and pay the Company the following amounts in cash as soon as practicable and in no event no later than February 28, 2022: (a). any portion of remittance to the CRA on account of any non-residence Canadian estimated at approximately $1,886, plus (b) 75% of any liabilities for penalties up to December 31, 2021 and 100% of any penalties from January 1, 2022 onward (estimated at approximately $604), and indemnify 75% of any liabilities for interest through December 31, 2021 and 100% of any interest from January 1, 2022 (estimated at approximately $342), in connection with the withholding tax liabilities to CRA (other than penalties and interest included in (a) above), plus (c) To the extent not captured above in sections (a) and (b), 100% of the withholding taxes tax liabilities, subtracting all cash proceeds received by Trichome or IMC from the sale of the Purchaser Balance Shares.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

As of the date of the issuance of these consolidated financial statements, the former Trichome director and current chairman of the Company's board of director, transferred the Company cash in the amount of $3,250. Further, on March 30, 2022, the Company and the former Trichome director and current chairman of the Company's board of director, entered into several security agreements under which the former Trichome director and current chairman of the Company's board of director pledged 833,508 Common Shares and 275,125 vested RSU’s in favor of the Company to secure the indemnification asset for the remaining tax withholding liability. Such pledge of securities was registered in Ontario and British Columbia.

On March 18, 2021, 700,000 options were granted to Trichome’s employees under the 2018 Plan (see Note 18).

Acquisition costs of Trichome include the issuance of 50,525 Common Shares, valued at $495 to financial advisors for advisory fees in connection with the Trichome Transactions.

Trichome's revenue and net loss included in the Company’s consolidated financial statements of profit or loss and other comprehensive income (loss) since date of acquisition through December 31, 2021, were $9,223 and $(17,983), respectively.

Had the Trichome Transaction occurred on January 1, 2021, the Company's proforma results for the year ended December 31, 2021, would have been as follows:

Proforma results for the year ended December 31, 2021

Revenues	$55,563

Net loss	$(25,372)

These proforma results are based on estimates and assumptions, which the Company believes are reasonable. They are not necessarily the results that would have been realized had the Company and TFC been a combined company during the period presented and are not necessarily indicative of the Company's consolidated results of operations in future periods. The proforma results include adjustments related to purchase accounting, primarily amortization of intangible assets, depreciation related to the excess of fair value over cost attributable to purchased property, plant and equipment and elimination of inter-company transactions.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

MYM Nutraceuticals Inc.

On July 9, 2021, the Company, through its wholly owned subsidiary, Trichome, completed the acquisition of MYM Nutraceuticals (“MYM”). MYM is a Canadian cultivator, processor, and distributor of premium cannabis via its two wholly owned subsidiaries; SublimeCulture Inc. (“Sublime”) located near Montreal, Quebec, and Highland Grow Inc. (“Highland”), located in Antigonish, Nova Scotia. MYM’s flagship brand, Highland, is an ultra-premium brand sold in most provinces throughout Canada.

The Company acquired all the issued and outstanding shares of MYM. The Company acquired MYM's licensed producer subsidiary Highland Grow Inc., pursuant to a plan of arrangement under the Business Corporations Act in British Columbia. Under the terms of the MYM Transaction, the shareholders of MYM received 0.022 Common Shares of IMCC for each common share of MYM. As a result of the MYM transaction, a total of 10,073,437 Common Shares were issued to the MYM former shareholders and financial advisors, resulting in former MYM shareholders holding approximately 15% of the total number of issued and outstanding Common Shares immediately after closing. Total consideration of the issued shares, warrants and stock options valued at approximately $62,620.

The Company recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by management with the assistance of an external valuation specialist.

Acquisition costs of MYM include the issuance of 49,802 Common Shares, valued at $312 to financial advisors for advisory fees in connection with the MYM Transactions.

MYM's revenue and net profit included in the Company’s consolidated financial statements of profit or loss and other comprehensive income (loss) since date of acquisition through December 31, 2021, were $11,024 and $130, respectively.

The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Group including Trichome and MYM.

Had the MYM Transaction occurred on January 1, 2021, the Company's proforma results for the year ended December 31, 2021, would have been as follows:

Proforma results for the year ended December 31, 2021

Revenues	$61,639

Net loss	$(20,132)

These proforma results are based on estimates and assumptions, which the Company believes are reasonable. They are not necessarily the results that would have been realized had the Company and MYM been a combined company during the period presented and are not necessarily indicative of the Company's consolidated results of operations in future periods. The proforma results include adjustments related to purchase accounting, primarily amortization of intangible assets, depreciation related to the excess of fair value over cost attributable to purchased property, plant and equipment and elimination of inter-company transactions.

Panaxia's Assets and Operations

On April 30, 2021, the Company acquired all Panaxia's online-related activities and intellectual property. The aggregate purchase price of NIS 18.7 million (approximately $7,000). In order to complete the acquisition, the Company will issue Common Shares in the aggregate amount of NIS 11.1 million (approximately $4,200).

During 2021, the Company issued the four installments of the Panaxia Consideration Shares, in the aggregate amount of 934,755, at a various of share price ranging between US$5.01 to US$3.1. The total consideration represents an aggregate amount of US$3,397 thousand (approximately $4,290). The fifth and final installment of Panaxia Consideration Shares will be issued following the Panaxia GDP License Closing.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

The acquisition is accounted for under IFRS 3 as a business combination. Accordingly, the Group recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by an external valuation specialist.

As part of the acquisition, the Company purchased an option to purchase the Panaxia pharmacy, including cannabis-related licenses (see Note 1 (9)). As the exercise price of the option relates only to the medical cannabis inventory at the date of exercise, the Company has allocated $2,837 of the non-cancellable purchase price to effectively reflect the Company’s advance payment for the estimated fair value of the licenses and other assets of the Panaxia pharmacy that will be acquired upon exercise of the option.

The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Group and Panaxia's acquired assets.

Panaxia's results of operation for the acquisition date through December 31, 2021, were immaterial to the consolidated financial statements.

Pharm Yarok pharmacy

On July 28, 2021, IMC Holdings entered into a definitive agreement to acquire all of the issued and outstanding share of R.A. Yarok Pharm Ltd., Rosen High Way Ltd. and High Way Shinua Ltd. (collectively "Pharm Yarok Group"). The aggregate consideration for the Pharm Yarok Group acquisition was NIS 11,900 thousand (approximately $4,600), of which approximately NIS 3,500 thousand (approximately $1,300) shall be invested by the shareholders of Pharm Yarok Group in the Company at closing in consideration for Common Shares. The closing of the Pharm Yarok Group acquisition is conditional upon receipt of all requisite approvals, including from the MOH, which granted its approval subsequent to December 31, 2021, on February 15, 2022.

The acquisition is accounted for under IFRS 3 as a business combination. Accordingly, the Company recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by management, with the assistance of an external valuation specialist.

Pharm Yarok Group's revenue and net profit included in the Company’s consolidated financial statements of profit or loss and other comprehensive income (loss) since date of acquisition through December 31, 2021, were $4,897 and $1, respectively.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

Had the Pharm Yarok Group Transaction occurred on January 1, 2021, the Company's proforma results for the year ended December 31, 2021, would have been as follows:

Proforma results for the year ended December 31, 2021

Revenues	$58,345

Net loss	$(18,986)

These proforma results are based on estimates and assumptions, which the Company believes are reasonable. They are not necessarily the results that would have been realized had the Company and Pharm Yarok Group been a combined company during the period presented and are not necessarily indicative of the Company's consolidated results of operations in future periods. The proforma results include adjustments related to purchase accounting, primarily amortization of intangible assets, depreciation related to the excess of fair value over cost attributable to purchased property, plant and equipment and elimination of inter-company transactions.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

Vironna pharmacy

On August 16, 2021, IMC Holdings has signed a definitive agreement to acquire 51% of the outstanding ordinary shares of Revoly Trading and Marketing Ltd. ("Vironna") for a total consideration of NIS 8,500 thousand (approximately $3,300), of which NIS 5,000 thousand (approximately $1,950) in cash and NIS 3,500 thousand (approximately $1,350) is in common shares of the Company to be issued at closing of Vironna transaction. The closing is conditional upon receipt of all requisite approvals, including from the MOH, which granted its approval subsequent to December 31, 2021, on February 15, 2022.

The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Group and the pharmacies. The Group has elected to measure the non-controlling interest in this business combination based on the fair value of the identifiable net assets acquired (excluding goodwill).

The acquisition is accounted for under IFRS 3 as a business combination. Accordingly, the Company recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by management, with the assistance of an external valuation specialist.

Had the Vironna Transaction occurred on January 1, 2021, the Company's proforma results for the year ended December 31, 2021, would have been as follows:

Proforma profit or loss for the year ended December 31, 2021

Revenues	$56,816

Net loss	$(18,180)

These proforma results are based on estimates and assumptions, which the Company believes are reasonable. They are not necessarily the results that would have been realized had the Company and Vironna been a combined company during the period presented and are not necessarily indicative of the Company's consolidated results of operations in future periods. The proforma results include adjustments related to purchase accounting, primarily amortization of intangible assets, depreciation related to the excess of fair value over cost attributable to purchased property, plant and equipment and elimination of inter-company transactions.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

Oranim pharmacy

On December 1, 2021, IMC Holdings signed a definitive agreement to acquire 51% of the rights in Oranim Pharm, one of the largest pharmacies selling medical cannabis in Israel and the largest pharmacy selling medical cannabis in the Jerusalem area, by acquiring 51.3% of the outstanding shares of Oranim Plus, which holds 99.5% of the rights in Oranim Pharm (the “Oranim Transaction”).

The Oranim Transaction closed on March 28, 2022, upon receipt of all requisite approvals, including the approval of the MOH, for an aggregate consideration of NIS 11,940 (approximately $4,900), consisting of NIS 5,202 (approximately $2,104) paid in cash upon signing, NIS 5,202 (approximately $2,104) which will be paid in cash on the first quarter of 2023 and NIS 1,536 (approximately $630) paid in 251,001 Common Shares on March 30, 2022. The number of Oranim Consideration Shares issuable was calculated based on the average closing price of the IM Cannabis’s common shares on the NASDAQ over the 14 trading day period immediately preceding closing of the Oranim Transaction.

The acquisition is accounted for under IFRS 3 as a business combination. Accordingly, the Company recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by management, with the assistance of an external valuation specialist.

Oranim's revenue and net profit included in the Company’s consolidated financial statements of profit or loss and other comprehensive income (loss) since date of acquisition through December 31, 2021, were $1,410 and $46, respectively.

Had the Oranim Transaction occurred on January 1, 2021, the Company's proforma results for the year ended December 31, 2021, would have been as follows:

Proforma profit or loss for the year ended December 31, 2021

Net revenues	$67,589

Net loss	$(17,870)

These proforma results are based on estimates and assumptions, which the Company believes are reasonable. They are not necessarily the results that would have been realized had the Company and Oranim been a combined company during the period presented and are not necessarily indicative of the Company's consolidated results of operations in future periods. The proforma results include adjustments related to purchase accounting, primarily amortization of intangible assets, depreciation related to the excess of fair value over cost attributable to purchased property, plant and equipment and elimination of inter-company transactions.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

The fair value of the identifiable assets acquired and liabilities assumed on the acquisition date:

	Fair value
	TFC	MYM	Vironna	Pharm Yarok	Oranim	Panaxia
Assets

Cash and cash equivalents	$362	$131	$57	$105	$485	$-
Trade and other receivables	3,240	2,548	259	456	1,329	-
Indemnification asset	8,131	-	-	-	-	-
Biological assets	785	63	-	-	-	-
Inventory	3,883	4,180	639	346	1,043	19
Loan receivable	8,470	2,122	-	-	-	-
Investments	-	-	-	-	-	2,837
Property, plant and equipment	15,193	6,105	210	1,145	389	88
Derivative assets	114	-	-	-	-	-
Right of use assets	15,037	630	-	-	1,312	-
Investments	319	-	-	-	-	-
Intangible assets	6,458	17,200	2,316	974	2,991	776

Total identifiable assets	61,992	32,979	3,481	3,026	7,549	3,720

Liabilities

Trade and other payables	(15,196)	(4,442)	(854)	(1,448)	(1,777)	-
Bank loans	-	(915)	-	-	-	-
Lease liability	(15,037)	(873)	-	-	(1,312)	-
Long term loans	-	-	-	(1,042)	-	-
Deferred tax, net	-	(4,061)	(532)	(224)	(688)	-

Total identifiable liabilities	(30,233)	(10,291)	(1,386)	(2,714)	(3,777)	-

Total identifiable assets, net	31,759	22,688	2,095	312	3,772	3,720

Goodwill arising on acquisition	67,269	39,932	2,250	4,294	2,907	3,240

Non-Controlling interest	-	-	(1,026)	-	(1,849)	-

Total purchase price	$99,028	$62,620	$3,319	$4,606	$4,830	$6,960

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 6:-	TRADE RECEIVABLES

	December 31,
	2021	2020

Wholesalers and pharmacies	$16,711	$5,501

Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days. As of December 31, 2021 and 2020, there were no material past-due receivables.

Major customers data as a percentage of total revenues:

	December 31,
	Reporting segment	2021	2020

Customer A	Canada	17%	-
Customer B	Israel	8%	35%

NOTE 7:-	OTHER ACCOUNTS RECEIVABLE

	December 31,
	2021	2020

Prepaid expenses	$2,716	$472
Government authorities	2,338	75
Related parties (see Note 21)	11	36
Indemnification assets (see Note 5)	2,112	-
Other receivables (including related parties - see Note 5)	7,304	106

	$14,481	$689

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 8:-	BIOLOGICAL ASSETS

The Group’s biological assets consist of cannabis plants. The changes in the carrying value of biological assets are as follows:

Balance at of January 1, 2020	$52

Production costs capitalized	2,717
Changes in fair value less cost to sell due to biological transformation	11,782
Transferred to inventory upon harvest	(14,478)
Foreign exchange translation	5

Balance at of December 31, 2020	78

Additions related to acquisitions of Trichome and MYM	848
Production costs capitalized	10,454
Changes in fair value less cost to sell due to biological transformation	7,210
Transferred to inventory upon harvest	(16,977)
Foreign exchange translation	74

Balance at of December 31, 2021	$1,687

As of December 31, 2021, the weighted average fair value less cost to sell was $2.48 per gram.

The fair value of biological assets is categorized within Level 3 of the fair value hierarchy.

The inputs and assumptions used in determining the fair value of biological assets include:

1.	Selling price per gram - calculated as the weighted average historical selling price for all strains of cannabis sold by the Group, which is expected to approximate future selling prices.

2.
Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials, depreciation and labor as well as labelling and packaging costs.

3.	Attrition rate - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested.

4.	Average yield per plant - represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant.

5.
Stage of growth - represents the weighted average number of weeks out of the average weeks growing cycle that biological assets have reached as of the measurement date. The growing cycle is approximately 12 weeks.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 8:-	BIOLOGICAL ASSETS (Cont.)

The following table quantifies each significant unobservable input, and also provides the impact a 10% increase/decrease in each input would have on the fair value of biological assets:

	December 31,		10% change as at December 31,
	2021	2020	2021	2020

Average selling price per gram of dried cannabis (in CAD)	$3.64	$6.01	$296	$8.86
Average post-harvest costs per gram of dried cannabis (in CAD)	$1.16	$0.83	$140	$0.23
Attrition rate	27%	5%	100	0.43
Average yield per plant (in grams)	47	54	228	7.64
Average stage of growth	47%	4%	212	7.64

These estimates are subject to volatility in market prices and a number of uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

The Group’s estimates are, by their nature, subject to change including differences in the anticipated yield. These changes will be reflected in the gain or loss on biological assets in future periods.

NOTE 9:-	INVENTORIES

	December 31, 2021
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$14,113	$3,336	$17,449
Other cannabis products	1,074	-	1,074
Finished goods:
Packaged dried cannabis	8,974	270	9,244
Other cannabis products	744	-	744
Other products	880	-	880

Balance as of December 31, 2021	$25,785	$3,606	$29,391

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 9:-	INVENTORIES (Cont.)

	December 31, 2020
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$2,130	$4,728	$6,858
Finished goods:
Packaged dried cannabis	363	603	966
Other	546	-	546

Balance as of December 31, 2020	$3,039	$5,331	$8,370

During the years ended December 31, 2021 and 2020, inventory expensed to cost of revenue of cannabis products was $43,720 and $17,203, respectively, which included $8,796 and $10,122 of non-cash expense, respectively, related to the changes in fair value of inventory sold.

In addition, during the years ended December 31, 2021 and 2020, write-downs of inventories recognized in cost of revenue amounted to $nil and $291, respectively.

Cost of revenues in 2021 and 2020, also include production overhead not allocated to costs of inventories produced and recognized as an expense as incurred.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 10:-	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS, NET

	Buildings and improvements	Greenhouse production equipment	Greenhouse structure	Computer, software and equipment	Motor vehicles	Total
Cost:

Balance as of January 1, 2020	$1,675	$1,534	$884	$174	$19	$4,286
Additions during the year	705	1,123	648	95	44	2,615
Foreign currency translation	97	104	63	10	2	276

Balance, December 31, 2020	2,477	2,761	1,595	279	65	7,177
Additions during the year	1,932	1,846	508	261	31	4,578
Additions related to acquisitions	18,828	3,584	-	455	263	23,130
Foreign currency translation	(81)	79	79	44	11	132

Balance December as of 31, 2021	23,156	8,270	2,182	1,039	370	35,017

Accumulated depreciation:

Balance as of January 1, 2020	46	534	280	26	8	894
Depreciation during the year	132	350	147	52	9	690
Foreign currency translation	6	35	17	3	-	61

Balance, December 31, 2020	184	919	444	81	17	1,645
Depreciation during the year	1,554	993	206	241	27	3,021
Foreign currency translation	4	40	26	11	2	83

Balance as of December 31, 2021	1,742	1,952	676	333	46	4,749

December 31, 2021	$21,414	$6,318	$1,506	$706	$324	$30,268

December 31, 2020	$2,293	$1,842	$1,151	$198	$48	$5,532

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 11:-	INTANGIBLE ASSETS, NET

	Cultivations and processing license *)	Customer relationships	Brand	Other	Total

Cost:
Balance as of January 1, 2020	$831	$58	$63	$62	$1,014

Purchases	93	-	-	-	93
Fair value adjustment derived from purchase price allocation	110	-	-	-	110
Foreign currency transaction	26	-	-	6	32

Balance as of December 31, 2020	1,060	58	63	68	1,249

Initial consolidations	8,950	10,337	11,300	128	30,715
Foreign currency transaction	(49)	279	-	6	236

Balance as of December 31, 2021	9,961	10,674	11,363	202	32,200

Accumulated amortization and impairment:

Balance as of January 1, 2020	125	-	-	-	125

Amortization recognized in the year	31	-	-	-	31
Foreign currency transaction	-	-	-	1	1

Balance as of December 31, 2020	156	-	-	1	157

Amortization recognized in the year	618	469	8	63	1,158

Balance as of December 31, 2021	774	469	8	64	1,315

Amortized cost at December 31, 2021	$9,187	$10,205	$11,355	$138	$30,885
Amortized cost at December 31, 2020	$904	$58	$63	$67	$1,092

*) The licenses consist of GMP and GDP licenses.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 11:-	INTANGIBLE ASSETS, NET

Impairment of goodwill and intangible assets:

Adjupahrm's recoverable amounts of the intangible assets and the goodwill were determined based on the value in use which is calculated at the expected estimated future cash flows, as determined according to the budget for the next three years and approved by the Company’s management. The pre-tax discount rate of the cash flows is 13.06%. The projected cash flows for the period exceeding three years was estimated using a fixed growth rate of 3%, representing the long-term average growth rate as customary in Adjupharm’s business. For the year ended December 31, 2021, the Company recorded a goodwill impairment in the amount of $275 with respect to Adjupharm.

Trichome's recoverable amounts of the intangible assets and the goodwill were determined based on the value in use which is calculated at the expected estimated future cash flows, as determined according to the budget for the next three years and approved by the Company’s management. The pre-tax discount rate of the cash flows is 11.78%. The projected cash flows for the period exceeding three years was estimated using a fixed growth rate of 4%, representing the long-term average growth rate as customary in Trichome's business. Based on the analysis performed the Company did not record goodwill impairment.

Acquisitions during the year:

In 2021, the Group entered into several business combination transactions. As part of these acquisitions, the Group identified cultivations and processing licenses, customer relationship, brand and others. The intangible assets identified have finite life and are being amortized on a straight-line basis over the useful life of the assets. During the year ended on December 31, 2021 and 2020, the Group recorded amortization expenses in the amount of $1,158 and $31, respectively. The amortization expenses are included in the cost of revenues and in the selling and marketing expenses.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 12:-	RIGHT-OF-USE ASSETS

	Land and buildings	Motor vehicles	Total
Cost:
Balance as of January 1, 2020	$955	$195	$1,150

Additions during the year:
New leases	-	107	107
Currency translation adjustments	50	12	62
Disposals during the year:
Termination of leases	-	(73)	(73)

Balance as of December 31, 2020	1,005	241	1,246

Additions during the year:
New leases	1,408	270	1,678
Initial consolidations	16,956	23	16,979
Currency translation adjustments	145	12	157

Balance as of December 31, 2021	19,514	546	20,060

Accumulated depreciation:
Balance as of January 1, 2020	-	-	-

Additions during the year:
Depreciation and amortization	$80	$47	$127
Currency translation adjustments	107	102	209
Disposals during the year:	7	3	10
Termination of leases	-	(35)	(35)

Balance as of December 31, 2020	194	117	311

Additions during the year:
Depreciation and amortization	1,438	112	1,550
Currency translation adjustments	27	10	37

Balance as of December 31, 2021	1,659	239	1,898

Depreciated cost at December 31, 2021	$17,855	$307	$18,162
Depreciated cost at December 31, 2020	$811	$124	$935

The Group has entered into leases of land, buildings and motor vehicles which are used for the Group's operations.

Leases of buildings have lease terms of between 5 and 12 years, whereas leases of motor vehicles usually have lease terms of 3 years.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 13:-	EMPLOYEE BENEFIT ASSETS AND LIABILITIES

Employee benefits consist of short-term benefits and post-employment benefits.

  Post-employment benefits:

According to the labor laws and Severance Pay Law in Israel, the Group is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14 to the Severance Pay Law, as specified below. The Group’s liability is accounted for as a post-employment benefit only for employees not under Section 14. The computation of the Group’s employee benefit liability is made in accordance with a valid employment contract or a collective employees agreement based on the employee's salary and employment term which establish the entitlement to receive the compensation.

The post-employment employee benefits are normally financed by contributions classified as defined benefit plans, as detailed below:

a.	Defined benefit plans:

The Group accounts for the payment of compensation, that is not covered by contributions in defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Group deposits amounts in a long-term employee benefit fund and in qualifying insurance policies.

b.	Expenses recognized in the consolidated statements of profit or loss and other comprehensive income:

	Year ended December 31,
	2021	2020

Current service cost	$146	$166
Interest expenses	14	10

Total employee benefit expenses	160	176

Interest income on plan assets	$7	$4

c.	The defined benefit liability (asset), net:

	December 31,
	2021	2020

Defined benefit obligation	$668	$588
Fair value of plan assets	(277)	(217)

Net defined benefit liability	$391	$371

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 13:-	EMPLOYEE BENEFIT ASSETS AND LIABILITIES (Cont.)

d.	Changes in the present value of defined benefit liabilities:

	2021	2020

Balance at January 1,	$588	$390

Current service cost	146	166
Interest expenses	14	10
Benefits paid	(50)	(23)
Re-measurement loss on defined benefit plans	(33)	32
Foreign currency translation effect	3	13

Balance at December 31,	$668	$588

e.	Changes in the fair value of plan assets:

Plan assets comprise assets held by a long-term employee benefit funds and qualifying insurance policies.

	2021	2020

Balance at January 1,	$217	$128

Interest income	7	4
Return, net of interest income - remeasurement gain (loss)	(12)	2
Benefits paid	(50)	(23)
Amounts deposited	116	101
Foreign currency translation effect	(1)	5

Balance at December 31,	$277	$217

f.	The principal assumptions underlying the defined benefit plan:

	2021	2020
	%

Discount rate	3.5	2.58
Salary growth	4.64	3.37

Based on reasonably possible changes of the principal assumptions underlying the defined benefit plan as mentioned above, occurring at the end of the reporting period, the changes would have an immaterial effect on the consolidated financial statements.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 14:-	OTHER PAYABLES

	December 31,
	2021	2020

Accrued expenses	$6,146	$407
Employees and payroll accruals	8,267	1,545
Government authorities	4,002	642
Related parties	875	-
Advances from customers	137	741
Other payables	716	162

	$20,143	$3,497

NOTE 15:-	FINANCIAL INSTRUMENTS

The carrying values of the financial instruments which are measured at fair value through profit and loss as of December 31, 2021, and 2020, summarized in the following table:

	December 31,
	2021	2020	Note
Financial assets:

Investments	2,429	2,341	c,e
Derivative assets	14	-

Financial liabilities:

Warrants	6,022	16,540	b,d

a.

Management believes that the carrying amount of cash and cash equivalents, restricted bank deposit, trade receivables, other accounts receivable, loans receivables, trade payables, bank loans, other account payables and accrued expenses and purchase consideration payable, and approximate their fair value due to the short-term maturities of these instruments.

b.
As of December 31, 2021 and 2020, there were nil and 9,729,264 2019 Warrants outstanding from private placements in 2019 (2019 Warrants). The Company re-measured the warrants, according to their trading price in the market, in the amount of $nil and $16,540, respectively (level 1 in fair value hierarchy). As a result, for the year ended December 31, 2021 and 2020, the Company recognized a revaluation gain (loss) of $15,929 and $(16,283), respectively, in the consolidated statement of profit or loss and other comprehensive income, which unrealized gain is included in finance income (expense). During 2021, amount of $611 of the 2019 Warrants transferred to equity and the rest expired.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 15:-	FINANCIAL INSTRUMENTS (Cont.)

c.	On December 26, 2019, IMC entered into a share purchase agreement (the “SPA”) with Xinteza API Ltd. ("Xinteza"), a company with a unique biosynthesis technology.

The investment in the investee is accounted for as financial asset measured at fair value through profit or loss. The fair value of the investment as of December 31, 2021 and 2020, was $2,429 and $2,341, respectively.

As of December 31, 2021 and 2020, the fair value of the Xinteza was categorized within Level 3 of the fair value hierarchy. The fair value was based on financing rounds for the purchase of preferred shares during 2020 (see Note 24).

d.
On May 10, 2021, the Company completed an overnight marketed offering (the “Offering”) of 6,086,956 Common Shares (each an “Offered Share”) at a price of US$5.75 per Offered Share for aggregate gross proceeds of approximately US$35 million ($42,502). The Company also issued 3,043,478 Common Share purchase warrants (each an “2021 Warrant”) to the purchasers of Offered Shares, for no additional consideration, that entitle the holders to purchase 3,043,478 Common Shares of the Company at an exercise price of US$7.2 per Common Share for a term of 5 years from the closing date.

As the exercise price of the 2021 Warrants is denominated in US dollars, which is not the functional currency of the Company, the 2021 Warrants are accounted for as a derivative liability, which is measured at fair value. Gross proceeds in the amount of $30,670 were recorded as Share capital and premium, and $11,832 were recorded as a Warrant liability, based on a valuation using the Black & Scholes option pricing model. The transaction costs incurred as a result of the Common Shares issuance amounted to approximately $3,800, of which approximately $1,296 (attributed to the issuance of the Warrants classified as liabilities) were recorded as an expense in the Company's consolidated statements of profit or loss and approximately $2,539 (attributed to the issuance of share capital) as a deduction from Share capital and premium.

As of December 31, 2021, there were 3,043,478 of 2021 Warrants outstanding and the Company re-measured the 2021 Warrants, according to Black & Scholes model, in the amount of $6,022. As a result, for the year ended December 31, 2021, the Company recognized a revaluation gain of $5,810 in the consolidated statement of profit or loss and other comprehensive income, which unrealized gain is included in finance income (expense).

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 15:-	FINANCIAL INSTRUMENTS (Cont.)

The 2021 warrants fair value was measured using the Black & Scholes model with the following key assumptions:

	December 31,
	2021	Sensitivity

Expected volatility	83%	Increase (decrease) in key assumptions would result in increase (decrease) in fair value.
Expected life (in years)	4.342
Risk-free interest rate	0.85%	Increase (decrease) in key assumptions would result in decrease (increase) in fair value.
Expected dividend yield	0%
Fair value:

Per Warrant (Canadian Dollar)	$1.979
Total Warrants (Canadian Dollar in thousands)	$6,022

e.	Financial risk management:

The Group has exposure to the following risks from its use of financial instruments:

Share price risk:

The Group's investments in unlisted shares are sensitive to market price risk arising from uncertainties about future value of these investments. The Group manages the price risk through diversification and by placing limits on individual and total investment in shares.

The Company's Board of directors reviews and approves all decisions related to investments in shares.

At the reporting date, the Group's exposure to investments in unlisted shares measured at fair value was $2,429.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 15:-	FINANCIAL INSTRUMENTS (Cont.)

Credit risk:

The maximum credit exposure as of December 31, 2021, is the carrying amount of cash and cash equivalents, accounts receivable and other current assets. The Group does not have significant credit risk with respect to customers. All cash and cash equivalents are placed with major Israeli financial institutions.

Loan receivable credit risk is managed by each loan separately according to the Group’s policy, procedures and control relating to the borrower’s credit risk management. At the end of each period, the individual loan values are assessed based on a credit risk analysis. As of December 31, 2021, the Group had 2 loans outstanding (2020: nil loans) with a total balance of approximately $2.71 million.

The expected credit loss analysis is generally based on Management’s understanding of the borrower’s experience/integrity, financial health, business plans, capacity, products, customers, contracts, competitive advantages/disadvantages, and other pertinent factors when assessing credit risk. This would also include the assessment of the borrower’s forecasts as well as taking into consideration any security and/or collateral the Company has on the outstanding balance.

As security on the loan receivable to Biome Grow Inc., the borrower holds approximately 744,000 IM Cannabis Corp. common shares, on December 31, 2021. These shares cannot be sold without the proceeds from any sale being provided to the Company as repayment for the loan until the balance is fully discharged.

As of December 31, 2021, the Company assessed the overall risk of the loan receivable balance and concluded that no expected credit loss under IFRS 9 was required.

Liquidity risk:

As of December 31, 2021, the Group's financial liabilities with liquidity risk consist of trade payables and other accounts payable which have contractual maturity dates within one year, bank loans and lease liabilities. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group's working capital position at December 31, 2021, management considers liquidity risk to be low. The table below summarizes the maturity profile of the Group’s bank loans and lease liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2021:

	Less than one year	1 to 5 years	6 to 10 years	>10 years

Lease liabilities	$3,130	$11,781	$12,760	$2,620
Bank Loans	$9,502	-	-	-
Total	$12,632	$11,781	$12,760	$2,620

December 31, 2020:

	Less than one year	1 to 5 years	6 to 10 years	>10 years

Lease liabilities	$232	$547	$515	$-

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 15:-	FINANCIAL INSTRUMENTS (Cont.)

The maturity profile of the Group's other financial liabilities with liquidity risk (trade payables, other account payable and accrued expenses) as of December 31, 2021 and 2020, are less than one year.

Currency rate risk:

As of December 31, 2021, a portion of the Group's financial assets and liabilities held in Euro, NIS, USD and GBP consist of cash and cash equivalents in the amount of EUR 742 thousand (approximately $1,069), NIS 16,718 thousand (approximately $6,845), USD 1,136 thousand (approximately $1,447) and GBP 2 thousand (approximately $9) respectively. The Group's objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in NIS. The Group does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point of time.

f.	Changes in liabilities arising from financing activities:

	Loans	Lease liabilities	Warrants	Total liabilities arising from financing activities

Balance as of January 1, 2020	$-	$1,050	$197	$1,247

Additions for new leases	-	107	-	107
Cash flows	-	(250)	-	(250)
Conversion of warrant	-	-	(3,873)	(3,873)
Other changes	-	83	61	144
Effect of changes in fair value	-	-	20,155	20,155

Balance as of December 31, 2020	-	990	16,540	17,530

Issuance of new warrants	-	-	11,832	11,832
Additions for new loans	8,504	-	-	8,504
Additions for new leases	-	1,678	-	1,678
Additions related to acquisitions	1,957	17,222	-	19,179
Repayments	(700)	(1,980)	-	(2,680)
Effective interest	-	1,347	-	1,347
Other changes	133	117	(611)	(361)
Effect of changes in fair value	-	-	(21,739)	(21,739)

Balance as of December 31, 2021	$9,894	$19,374	$6,022	$35,290

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 16:-	CONTINGENT LIABILITIES, GUARANTEES, COMMITMENTS AND CHARGES

Legal proceedings:

a.
On August 19, 2019, a motion was filed for approval of a class action (the “Motion”) against 17 companies (the “Companies”) operating in the field of medical cannabis in Israel, including Focus. The applicant’s argument is that the Companies did not accurately mark the concentration of active ingredients in their products. The personal suit sum for every class member stands at NIS 15,585 ($5,900) and the total amount of the class action suit is estimated at NIS 686,000 ($259,000). On June 2, 2020, the Companies submitted their response to the Motion. The Companies argue in their response that the threshold conditions for approval of a class action were not met, since there is no reasonable possibility that the causes of action in the Motion will be decided in favor of the class group. On July 3, 2020, the applicant submitted his response to the Companies’ response. On July 5, 2020 the applicant was absent from the hearing. As a result, on July 23, 2020, the Companies filed an application for a ruling of expenses, which received a response from the applicant on August 12, 2020, asking to decline this request. On September 21, 2020, the court ruled that the applicant would pay the Companies’ expenses amount of NIS 750. On July 14, 2021 a hearing was held. The court recommended the parties to negotiate independently to avoid litigation, and if negotiations fail, then to begin mediation proceedings. The parties agreed to follow the court’s recommendations, though the negotiations between the parties have not yet begun. On November 3, 2021 the court ruled the parties will file an update regarding the mediation procedure, in 30 days. The parties conducted unsuccessful negotiations and are now waiting for a court decision regarding the continuation of the proceedings.

At this preliminary stage, based on the opinion of its legal counsel, Focus’ management cannot assess the chances of approval of the Motion nor the chances of the claims under the Motion being accepted if the Motion is approved. Therefore, no provision has been recorded in respect thereof.

b.
On October 6, 2019, Focus received a decision regarding a petition that was filed against the MOH, concerning the new regulatory framework of the cannabis market and demanding that the court resolve as follows:

•	that the MOH immediately suspend the implementation of the new regulation that harms, disproportionally, the medical cannabis patients;

•	that the implementation of the new regulation, as is, would cause violation of constitutional rights of the medical cannabis patients; and

•	that the MOH amend the flaws of the new regulation, prior to becoming effective, and to establish new regulations regarding labeling and use of pesticides.

According to the decision, Focus was attached to the proceedings and filed its response on November 12, 2019.

On March 8, 2020, the court decided to extend the validity of the interim injunction, so that the medical cannabis use licenses, which were extended under the decision, would continue to be valid until May 15, 2020, or 10 days after the date the MOH comes to a conclusion regarding the price control of medical cannabis products, whichever comes first, subject to another court decision.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 16:-	CONTINGENT LIABILITIES, GUARANTEES, COMMITMENTS AND CHARGES (Cont.)

The court also decided that if a further extension of the period of the interim injunction is granted beyond May 15, 2020, to the extent required, it would be subject to medical surveillance by the attending physician, that his details of which were included in the patient’s existing use license.

On October 29, 2020, the respondents represented by the State Attorney’s Office filed an update notice stating that the Appeals Committee unanimously decided against imposing price controls on medical cannabis products and that the Prices Committee would hold a follow-up hearing in four months. The respondents also requested to update the Court again in two months.

On November 25, 2020, the petitioner submitted their response to the respondents’ update notice.

On March 25, 2021, the respondents represented by the State Attorney’s Office filed an updating notice stating that the Prices Committee had come to a decision against imposing price controls on medical cannabis products. However, the Prices Committee announced that it will issue a request for information to the corporations engaged in the medical cannabis market and assess the market every six months. Following the aforementioned, the respondents represented by the State Attorney’s Office believe that the appeal should be rejected and the interim injunction should be canceled. On April 13, 2021, three of the respondents filed a response to the court, requesting to reject the appeal and to cancel the interim injunction.

On April 25, 2021, the petitioner filed a response to the update notice to the court, objecting to the position of the respondents represented by the State Attorney’s Office, requesting the court to resolve as requested in the petition and grant the requested remedies to the petitioner. On July 6, 2021, the petitioner filed an urgent request to the court, to issue orders to the respondents represented by the State Attorney’s Office, to request information from corporations engaged in the medical cannabis market in order to continue the examination of the market, according to the Prices Committee’s announcement mentioned above, and requested the court to reschedule the hearing set to occur on September 19, 2021, to an earlier date. The petitioner’s request was rejected by the court on July 7, 2021, and on September 19, 2021, a hearing was held. On November 16, 2021 the Supreme court of Israel ruled that motion will be deleted and interim injunction will be expired after 10 days. Following a request submitted by the petitioner on November 15, 2021, the Supreme court of Israel determined that the interim injunction will extend until March 1, 2022. Further requests submitted for an extension of the interim injunction were denied.

c.
On July 11, 2021, the Company was informed that a claim (the “Construction Proceedings”) was filed by the municipal committee presiding over planning and construction in southern Israel (the “Construction Committee”) against Focus, Focus’ directors and officers, and certain landowners, including Oren Shuster and Rafael Gabay, claiming for inadequate permitting for construction relating to the Focus Facility (“Construction Allegations”). A hearing was set to June 13, 2022.

At this preliminary stage, based on the opinion of its legal counsel, Focus’ management cannot assess the chances of the claim advancing or the potential outcome of the Construction Proceedings.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 17:-	TAXES ON INCOME

a.	Tax rates applicable to the Group:

1.	The Company and its Canadian subsidiaries are subject to tax rates applicable in Canada. The combined federal and provincial rate for 2021 and 2020 is 26.5%.

2.	The Israeli subsidiaries are subject to Israeli corporate income tax rate of 23% in 2021 and 2020.

3.	The German subsidiary is subject to weighted tax rate of approximately 29.1% (composed of Federal and Municipal tax).

b.	Carryforward losses for tax purposes:

Carryforward operating tax losses of the Israeli subsidiaries total approximately $3,153, as of December 31, 2021. These losses can be carried forward to future years and offset against taxable income in the future without any time limitation. No deferred tax assets were recorded with regards to IMC Holdings ltd. since the Company does not anticipate to utilize the net operating losses in the foreseeable future.

Carryforward operating tax losses of the German subsidiary as of December 31, 2021, amounted to approximately $8,964. Accumulated tax losses can be carried forward without time restrictions and can be deducted from future profits and capital gains unless they exceed €1,000 thousand (approximately $1,441). Any excess of such amount will be limited to 60% of the profits or capital gains. Unused carried forward losses will be subject to such limitation in the future. No deferred tax assets were recorded with regards to the German subsidiary since the Company does not anticipate to utilize the net operating losses in the foreseeable future.

Carryforward operating tax losses of Canadian subsidiaries as of December 31, 2021, amounted to approximately $54,218. These losses can be carried forward to future years and offset against taxable income in the future without any time limitation. Deferred tax assets of approximately $1,542, relating to these losses were recognized in the financial statements.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 17:-	TAXES ON INCOME (Cont.)

c.	Income tax expense (benefit):

	Year ended December 31,
	2021	2020

Current	$248	$25
Deferred, net	278	(66)
Income tax from previous years	(21)	303

	$505	$262

d.	Deferred taxes:

	Statements of financial position		Statements of profit or loss
	December 31,		Year ended December 31,
	2021	2020	2021	2020
Deferred tax assets:

Carryforward tax losses and other	1,542	769	892	(440)
Other deferred tax assets	14	-	(1)	-

	1,556	769	891	(440)
Deferred tax liabilities:

Inventory and biological assets	863	1,239	(431)	385
Intangible assets	7,261	264	(189)	(11)
Other	7	-	7	-

	8,131	1,503	(613)	374

Translation differences			54	63
Deferred tax expenses, net			$278	$(66)

Deferred tax liabilities, net	$(6,575)	$(734)

The deferred taxes are reflected in the statements of financial position as follows:

	December 31,
	2021	2020

Non-current assets	$16	$769

Non-current liabilities	$6,591	$1,503

The deferred taxes are computed based on the tax rates that are expected to apply upon realization.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 17:-	TAXES ON INCOME (Cont.)

e.	Reconciliation of tax expense and the accounting profit multiplied by the Company's domestic tax rate for 2021 and 2020:

	Year ended December 31,
	2021	2020

Loss before income tax	$(18,013)	$(28,472)

Statutory tax rate in Canada 26.5%	(4,773)	(7,545)

Increase (decrease) in income tax due to:

Non-deductible expenses (non-taxable income), net for tax purposes	(3,447)	6,306
Effect of different tax rate of subsidiaries	310	161
Adjustments in respect of current income tax of previous years	(21)	303
Recognition (derecognition) of tax benefit in respect of losses of previous years	846	(830)
Unrecognized tax benefit in respect of loss for the year	4,093	1,771
Utilization of losses not previously recognized	(1,466)	-
Change in tax benefits not recognized	5,252	-
Other adjustments	(289)	96

Income tax expense	$505	$262

NOTE 18:-	EQUITY

a.	Composition of share capital:

	December 31, 2021		December 31, 2020
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Common Shares without par value	Unlimited	68,217,894	Unlimited	39,765,799

Common Shares confer upon their holders the right to participate in the general meeting where each Ordinary share has one voting right in all matters, receive dividends if and when declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 18:-	EQUITY (Cont.)

On February 12, 2021, the Company's shareholders general meeting resolved to consolidated all of its issued and outstanding Ordinary shares on a four (4) to one (1) basis (the “Share Consolidation”). Following the Share Consolidation, the number of Listed Warrants outstanding was not altered; however, the exercise terms were adjusted such that four Listed Warrants are exercisable for one Ordinary Share following the payment of an adjusted exercise price of $5.20. The earnings per share, in these consolidated financial statements, give effect to the Share Consolidation for all periods presented.

b.	Capital issuance during the reporting period:

On May 10, 2021, the Company completed an overnight marketed offering (the “Offering”) of 6,086,956 Common Shares (each an “Offered Share”) at a price of US$5.75 per Offered Share for aggregate gross proceeds of approximately US$35 million ($42,502). The Company also issued 3,043,478 Common Share purchase warrants (each an “2021 Warrant”) to the purchasers of Offered Shares, for no additional consideration, that entitle the holders to purchase 3,043,478 Common Shares of the Company at an exercise price of US$7.2 per Common Share for a term of 5 years from the closing date.

As the exercise price of the 2021 Warrants is denominated in US dollars, which is not the functional currency of the Company, the 2021 Warrants are accounted for as a derivative liability, which is measured at fair value. Gross proceeds in the amount of $30,670 were recorded as Share capital and premium, and $11,832 were recorded as a Warrant liability, based on a valuation using the Black & Scholes option pricing model. The transaction costs incurred as a result of the Common Shares issuance amounted to approximately $3,800, of which approximately $1,296 (attributed to the issuance of the Warrants classified as liabilities) were recorded as an expense in the Company's consolidated statements of profit or loss and approximately $2,539 (attributed to the issuance of share capital) as a deduction from Share capital and premium.

Pursuant to the terms of the Offering, the placement agents held an over-allotment option to purchase up to an additional 913,044 Offered Shares and 456,522 2021 Warrants on the same terms and conditions for a period of 30 days following the closing date. The over- allotment option was not exercised by the placement agents and expired as of June 30, 2021. The Company recorded expenses in the amount of approximately $800 under share-based compensation expenses with respect to the Offering.

The Offering was conducted pursuant to the Company's effective shelf registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission and a corresponding Canadian shelf prospectus filed with the Securities Regulatory Authority in each of the provinces and territories of Canada and a final prospectus supplement which was filed with the SEC on May 5, 2021.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 18:-	EQUITY (Cont.)

c.	Changes in issued and outstanding share capital:

Number of shares

Balance as of January 1, 2020	36,435,837

Common Shares issued as a result of Warrants and Compensation options exercised	3,169,769
Common Shares issued as a result of options exercises	160,193

Balance as of December 31, 2020	39,765,799

Common Shares issued as a result of Warrants and Compensation options exercised	633,784
Common Shares issued as a result of options exercises	517,346
Purchase of treasury common shares	(101,649)
Common Shares issued related secondary transaction and business combinations	27,402,614

Balance as of December 31, 2021	68,217,894

d.	Share option plan:

Awards granted under the company’s current plan which was approved by the board of directors on December 19, 2018 (“2018 Plan”) are subject to vesting schedules and unless determined otherwise by the administrator of the 2018 Plan, generally vest following a period of three years from the applicable vesting commencement date, such that 33.3% of the awards vest on the first anniversary of the applicable vesting commencement date and 66.7% of the awards vest in eight equal installments upon the lapse of each three-month period thereafter. Subject to the discretion of the 2018 Plan administrator, if an award has not been exercised within seven years after the date of the grant, the award expires. As of December 31, 2021, 1,607,550 Ordinary shares are available for future grants under the 2018 Plan.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 18:-	EQUITY (Cont.)

The fair value for options granted during the years ended December 31, 2021 and 2020, to the Group's employees, directors and advisors was estimated using the Black & Scholes option pricing model with the following assumptions:

Year ended December 31,
	2021	2020

Exercise price (in CAD)	$4.5 - $10.12	$1.6 - $8.56
Dividend yield (%)	-	-
Expected life of share options (Years)	3-4	2.77 - 9
Volatility (%)	80.61-83.68	74.8 - 80.39
Annual risk-free rate (%)	0.52-0.77	0.25 – 0.37
Share price (in CAD)	$10.02	$1.48 – $8.56

The weighted average fair value of each option on the grant date amounted to $4.16.

The following table lists the number of share options and the weighted average exercise prices of share options in the 2018 Plan:

	Year ended December 31, 2021
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the year	3,154,870	2.2

Options granted during the year	2,964,265	6.2
Options exercised during the year	(517,346)	2.43
Options forfeited during the year	(158,544)	4.08

Options outstanding at the end of year	5,443,245	3.91

Options exercisable at the end of year	1,888,480	2

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18:-	EQUITY (Cont.)

	Year ended December 31, 2020
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the year	2,940,000	1.6

Options granted during the year	905,000	4.24
Options exercised during the year	(160,193)	1.8
Options forfeited during the year	(529,937)	1.8

Options outstanding at the end of year	3,154,870	2.2

Options exercisable at the end of year	1,328,770	1.8

The weighted average remaining contractual life for the share options outstanding as of December 31, 2021, and 2020 was 5.37 and 7.32 years respectively.

The share-based payment expenses for the year ended December 31, 2021 and 2020, amounted to $7,471 and $3,382, respectively.

The following table lists the number of restricted share units (“RSUs”) as of December 31, 2021:

Number of RSU

Outstanding at the beginning of the year	-

Granted during the year	550,000

Outstanding at the end of the year	550,000

Exercisable at the end of year	229,006

e.	Other convertible securities:

As of December 31, 2021, there are 134,872, 2019 Compensation Units Options to acquire Compensation Units at a price of $1.05 per unit. Each Compensation Unit consists of one IMCC Ordinary Share and one half IMCC Warrant, with each whole IMCC Warrant exercisable for one IMC Ordinary Share at an exercise price of $1.3. These Units are exercisable at any time until August 2022.

As of December 31, 2021, there are 182,609 compensation warrants. Each Compensation Warrant is exercisable for one Common Share at an exercise price of US$6.61 (approximately $8.42). These Warrants are exercisable at any time following the date that is six months after the date of the Compensation warrants agency agreement until the date that is the three and one half year anniversary of the agency agreement.

NOTE 19:-	SELECTED STATEMENTS OF PROFIT OR LOSS DATA

	Year ended December 31,
	2021	2020

Salaries and related expenses	$19,718	$6,897
Depreciation and amortization	$6,004	$930

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 20:-	NET EARNINGS (LOSS) PER SHARE

Details of the number of shares and income (loss) used in the computation of earnings per share:

	Year ended December 31,
	2021		2020
	Weighted number of shares (in thousands)	Net loss attributable to equity holders of the Company	Weighted number of shares (in thousands)	Net loss attributable to equity holders of the Company

For the computation of basic net earnings	57,963	$(17,763)	38,565	$(28,698)

Effect of potential dilutive Ordinary shares - Warrants	1,810	(21,739)	-	-

For the computation of diluted net earnings	59,773	$(39,502)	38,565	$(28,698)

*)	For 2021, and 2020, potentially dilutive securities (share options) were excluded from the calculation of diluted earnings per share as they are antidilutive.

**)	Including the effect of Share Consolidation (See Note 18a).

NOTE 21:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.	Balances and transactions:

The following table summarizes balances with related parties in the statements of financial position:

	December 31,
	2021	2020

Other accounts receivables	$11	$36
Other accounts payables	$875	$-

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 21:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

The following table summarizes the transactions with related parties in the consolidated statements of profit or loss and other comprehensive income:

	Year ended December 31,
	2021	2020

General and administrative expenses	$1,116	$617

Transactions with related parties mainly includes compensation for management services and bonus in the ordinary course of business and short-term lease payments.

b.	Compensation of key management personnel of the Group:

The Company's key management personnel are the directors, senior executives and a managing company which provides the Company with key management personnel services.

	Year ended December 31,
	2021	2020

Payroll and related expenses	$2,377	$2,005

Share-based compensation	$5,700	$2,791

Professional fees *)	$1,029	$1,391

*)	Includes payments to shareholders for the years ended 2021 and 2020 of $455 and $534, respectively.

c.	See Note 5 for indemnification agreement with a former director of TFC, currently serving as the Company's chairman of the board of directors.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 22:-	SUMMARIZED FINANCIAL INFORMATION FOR PARTLY OWNED SUBSIDIARY

Summarized financial information for Focus as follows:

	December 31,
	2021	2020
Statement of financial position at reporting date (as presented in Focus' financial statements):

Current assets	$22,913	$16,531
Non-current assets	4,473	4,226
Current liabilities	(19,616)	(11,341)
Non-current liabilities	(1,883)	(2,274)

Total equity	$5,887	$7,142

	Year ended December 31,
	2021	2020
Operating results (as presented in Focus' financial statements):

Revenues	$14,747	$13,823
Net income (loss)	(1,524)	968
Other comprehensive income	37	(22)

Total comprehensive income (loss)	$(1,487)	$946

	Year ended December 31,
	2021	2020
Cash flows (as presented in Focus' financial statements):

From operating activities	$2,346	$1,882
From investing activities	(783)	(1,656)
From financing activities	560	(184)
Effect of foreign exchange on cash and cash equivalents	169	39

Net increase in cash and cash equivalents	$2,292	$81

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 23:-	OPERATING SEGMENTS

a.	Reporting operating segments:

	Israel	Canada	Germany	Adjustments	Total
Year ended December 31, 2021:

Revenue	$25,431	$20,247	$8,622	$-	$54,300

Segment loss	$(10,654)	$(15,353)	$(5,142)	$-	$(31,149)

Unallocated corporate expenses				$(7,240)	$(7,240)

Total operating loss					$(38,389)

Depreciation, amortization and impairment	$1,424	$3,879	$701	$-	$6,004

	Israel	Canada	Germany	Adjustments	Total
Year ended December 31, 2020:

Revenues	$13,826	$-	$2,064	$-	$15,890

Segment loss	$(2,090)	$-	$(3,744)	$-	$(5,834)

Unallocated corporate expenses				$(2,411)	$(2,411)

Total operating loss					$(8,245)

Depreciation, amortization and impairment	$617	$-	$73	$-	$690

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 24:-	SUBSEQUENT EVENTS

Revolving Credit

In January 2022, Focus entered into a Revolving Credit Facility with Bank Mizrahi (the “Mizrahi Facility”). The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs.

The Mizrahi Facility has a total commitment of up to NIS 15,000 thousand (approximately $6,000) and has a one-year term for on-going needs and 6 months term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis. The Mizrahi Facility bears interest of Israeli Prime interest plus 1.5% (approximately 3.3%) per annum.

Xinteza

On February 24, 2022, IMC Holdings entered into a Simple Agreement for Future Equity (SAFE) with Xinteza, under which IMC Holdings invested US$100,000 (approximately $125), in exchange for additional future shares of Xinteza.

Closing of Pharm Yarok Transaction

On March 14, 2022, the Pharm Yarok Transaction closed upon receipt of all requisite approvals, including the IMCA approval, for an aggregate consideration of NIS 11,900 (approximately $4,600), of which NIS 8,400 (approximately $3,300) was paid in cash upon signing the definitive agreement, and NIS 3,500 (approximately $1,300) paid upon closing. The acquisition of the outstanding ordinary shares of HW Shinua is pending receipt of the requisite approval from the IMCA. In connection with closing of the Pharm Yarok Transaction, the Company completed a non-brokered private placement with former shareholders of Pharm Yarok and Rosen High Way on March 14, 2022. A total of 523,700 Common Shares were issued at a deemed price of $2.616 for aggregate proceeds of $1,370. The calculation of the deemed price was based on the average closing price of Common Shares on the CSE over the 8 trading day period immediately preceding March 14, 2022.

Closing of Vironna Transaction

On March 14, 2022, the Vironna Transaction closed upon receipt of all requisite approvals, including the approval of the IMCA in consideration of NIS 8,500 (approximately $3,330), comprised of NIS 5,000 (approximately $1,960) in cash and NIS 3,500 (approximately $1,700) in Common Shares issued on closing. In satisfaction of the cash consideration component, NIS 3,750 (approximately $1,470) was paid at signing of the definitive agreement and the remaining NIS 1,250 (approximately $490) will be paid post-closing of the Vironna Transaction. In satisfaction of the share consideration component, the Company issued 485,362 Common Shares at a deemed issue price of US$2.209 per share (approximately $2.8092), calculated based on the average closing price of the Common Shares of on the NASDAQ for the 14 trading day period immediately preceding closing. The shares issued are subject to a staggered three-month lockup commencing on the date of issuance.

IM CANNABIS CORP.
and its subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 24:-	SUBSEQUENT EVENTS (Cont.)

Closing of Panaxia Transaction

On March 14, 2022, IMC Holdings acquired the Panaxia GDP License following receipt of the requisite IMCA approval and assigned it to IMC Pharma in accordance with the terms of the Panaxia Transaction (the “Panaxia GDP License Closing”). The aggregate consideration for the Panaxia Transaction was NIS 18,700 (approximately $7,200), of which NIS 7,600 (approximately $2,900) was paid in two cash instalments and NIS 11,100 (approximately $4,300) payable in Common Shares (“Panaxia Consideration Shares”). To satisfy the share consideration component of the Panaxia Transaction, the Company issued four instalments of an aggregate of 93,755 Panaxia Consideration Shares between August 9, 2021 and March 14, 2022, with the deemed price of each instalment of Panaxia Consideration Shares determined based on the average closing price of the Common Shares on Nasdaq during the 10 trading day period immediately prior to issuance. The fifth and final instalment of Panaxia Consideration Shares will be issued following the Panaxia GDP License Closing. The Panaxia Transaction includes a further option to acquire, for no additional consideration, a pharmacy from Panaxia, including requisite licenses to dispense and sell medical cannabis to patients, that the Company has exercised (“Panaxia Pharmacy Closing”). The Panaxia Pharmacy Closing is expected to occur during the third quarter of 2022.

Closing of Oranim Transaction

On March 28, 2022, the Oranim Transaction closed upon receipt of all requisite approvals, including the approval of the MOH, for an aggregate consideration of NIS 11,940 (approximately $4,900), consisting of NIS 5,202 (approximately $2,104) paid in cash upon signing, NIS 5,202 (approximately $2,104) which will be paid in cash on the first quarter of 2023 and NIS 1,536 (approximately $630) paid in 251,001 Common Shares on March 30, 2022. The number of Oranim Consideration Shares issuable was calculated based on the average closing price of the IM Cannabis’s common shares on the NASDAQ over the 14 trading day period immediately preceding closing of the Oranim Transaction.